Exhibit 99.4

CRESCO LABS INC.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED
DECEMBER 31, 2024
DATED MARCH 14, 2025

GENERAL
Unless otherwise noted herein, information in this annual information form (the “AIF”) applies to the business activities and operations of Cresco Labs Inc. (together with its subsidiaries, as the context requires, “Cresco”, “Cresco Labs” or the “Company”) for the year ended December 31, 2024, as updated where applicable to March 14, 2025. Financial information presented in this AIF is presented in United States (“U.S.”) dollars (“USD” or “$”), unless otherwise indicated. All references to “C$” refer to Canadian dollars.
Reference is made to the audited consolidated financial statements (the “Financial Statements”), together with the auditor’s report thereon, and management’s discussion and analysis (the “MD&A”) for Cresco Labs for the financial year ended December 31, 2024. Additional financial information is provided in the Financial Statements and MD&A, which are available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This AIF includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All information, other than statements of historical facts, included in this AIF that address activities, events, or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect,” or similar expressions and includes, among others, information regarding: the Company’s intention regarding cash flows from operating activities in future periods; statements relating to the business; and future activities of, and developments related to, the Company after the date of this AIF, including but not limited to such things as future business strategy, competitive strengths, goals, expansion, and growth of the Company’s business, operations, and plans, including new revenue streams, the completion of contemplated acquisitions by the Company, the application for additional licenses and the grant of licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, the expansion into additional states within the U.S., international markets and Canada; any potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory, and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future.
Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis, and opinions of management of the Company at the time they were provided or made, in light of its experience and its perception of trends, current conditions, and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking information and statements. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient, and effective manner. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, and other risks and uncertainties, contingencies, and other factors that could cause actual performance, achievements, actions, events, results, or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.
See “Risk Factors” for discussion of material risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking information and statements.
Readers are cautioned that the foregoing lists are not exhaustive of all factors and assumptions that may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. Forward-looking information and statements are provided and made as of the date of this AIF and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law.
Financial Information Not in Accordance with Generally Accepted Accounting Principles in the United States (“GAAP”)
In certain of its financial disclosures such as its Financial Statements, MD&A, and earnings releases the Company uses pro forma financial information as well as certain non-GAAP financial measures that do not have standardized definitions under U.S. GAAP. The non-GAAP measures include: Earnings before interest, taxes, depreciation, and amortization (“EBITDA”); Adjusted EBITDA; Adjusted EBITDA margin; Adjusted gross profit; Adjusted gross profit margin; Adjusted selling, general, and administrative expenses (“Adjusted SG&A”), Adjusted SG&A margin; and Free Cash Flow. The Company provides the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP, and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. However, such measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the most comparable GAAP financial measures. As such, these supplemental non-GAAP financial measures shall always include reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP.
Foreign Currency Information
The Company’s expenses are primarily denominated in USD and its operations are primarily in the U.S. The Company’s current exposure to exchange rate fluctuations relate primarily to the activities of its Canadian entities.
MARKET DATA AND INDUSTRY FORECASTS
This AIF includes market and industry data that has been obtained from third-party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources and as such the Company does not make any representation as to the accuracy of such information. Further, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. See also “Cautionary Statement Regarding Forward-Looking Information.”
CORPORATE STRUCTURE
The Company, formerly known as Randsburg International Gold Corp. (“Randsburg”), was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp., and consolidated its outstanding common shares on a five (5) old for one (1) new basis. On November 30, 2018, a series of transactions were completed among Randsburg and Cresco Labs, LLC (“Cresco LLC”) resulting in a reorganization of Cresco LLC and Randsburg, pursuant to which Randsburg became the indirect parent and sole voting unitholder of Cresco LLC (the “Business Combination”). The Business Combination constituted a reverse takeover of Randsburg by Cresco LLC under applicable securities laws.
Cresco LLC was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013, and is governed by a Pre-Combination LLC Agreement1. The Pre-Combination LLC Agreement was further amended and restated (the “A&R LLC Agreement”) in connection with the completion of the Business Combination. Please see “Description of Capital Structure – A&R LLC Agreement” for additional details as to the A&R LLC Agreement.
On November 30, 2018, in connection with the Business Combination, the Company:
(i)consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and
(ii)filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg International Gold Corp. to Cresco Labs Inc. and to amend the rights and restrictions of its existing class of common shares, redesignate such class as the class of Subordinate Voting Shares (“SVS”), and create the classes of Proportionate Voting Shares (“PVS”) and Super Voting Shares (“MVS”).
On June 29, 2020, the Company filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to create a class of Special Subordinate Voting Shares (“SSVS”) and amend the rights and restrictions of SVS, PVS, and MVS.
On June 3, 2022, the Company amended and restated the investment agreement originally dated as of November 30, 2018, among the holders of MVS and the Company. As amended and restated, the investment agreement provides that the Company will repurchase (the “Share Repurchase”) all of the MVS not later than the first business day after the first annual meeting of shareholders of the Company following any future listing of the SVS on a United States national securities exchange.
At the meeting of shareholders of the Company held on July 15, 2022, the shareholders approved a special resolution that the Company’s articles be altered. On June 1, 2023, the Company amended its articles with the approved shareholder resolution, such that following a listing of the SVS on a United States national securities exchange:
(i)the Company may not issue any new MVS,
(ii)any MVS repurchased by the Company must be cancelled and may not be reissued, and
1 Pre-Combination LLC Agreement means the Cresco LLC limited liability company agreement dated October 8, 2013, as amended and restated as of March 28, 2015, and as further amended and restated as of March 17, 2018, and as of July 1, 2018.

(iii)at the time that there are no MVS outstanding, the Company may take such appropriate action (without the need for shareholder action or approval) as may be necessary to remove the MVS from the Company’s authorized share structure.
The Company’s corporate headquarters is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661 and the registered office is located at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8.

Set forth below is the condensed organization chart of the Company as of March 14, 2025.

Super Voting Shareholders[1] Thomas J. Manning Robert M. Sampson Charles Bachtell Brian McCormack Trust[1]
Holders of Subordinate Voting Shares		Holders of Proportionate Voting Shares

Cresco Labs Inc. [British Columbia]

Holders of Cresco Units		Operating Subsidiaries
Cresco U.S. Corp. Voting Shares

Cresco U.S. Corp. [Illinois]

Cresco Redeemable Units

	Cresco Non-Redeemable Units	Operating Subsidiaries

Cresco Labs, LLC [Illinois]

[1] Super Voting Share ownership percentages: • Thomas J. Manning - 26.75% • Robert M. Sampson - 26.66% • Charles Bachtell - 26.59% • Brian McCormack Trust - 20.00%	Cresco Labs Notes Issuer, LLC [Illinois]	Operating Subsidiaries

Operating Subsidiaries

[1] During the year ended December 31, 2024, MVS shares owned by Brian McCormack were transferred to the Brian T. McCormack Self Declaration of Trust (“Brian McCormack Trust”).

The Company operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered into managed service agreements in the states in which they operate. For additional information on wholly-owned or effectively controlled subsidiaries and affiliates of Cresco Labs, refer to Note 2 “Summary of Significant Accounting Policies” under the heading “Basis of Consolidation” of the Company’s Consolidated Financial Statements for the years ended December 31, 2024 and 2023, which section is incorporated by reference herein.
GENERAL DEVELOPMENT OF THE BUSINESS
Cresco exists to provide high-quality and consistent cannabis-based products to consumers. Cresco blends regulatory compliance expertise with best practices from the agricultural, pharmaceutical, and consumer-packaged goods industries. As of March 14, 2025, Cresco owns and/or operates cultivation, manufacturing, and retail dispensary businesses across eight (8) highly regulated markets: Illinois, Pennsylvania, Ohio, California, New York, Massachusetts, Michigan, and Florida. These markets, where supply and demand can be reasonably predicted and forecasted, create the foundation upon which Cresco has created the opportunity for sustainable growth.
Cresco plans to leverage the success in our current markets to expand into legalized cannabis markets in other states, while focusing on compliance, control, efficiency, and product performance in the medicinal or adult-use cannabis industry.
This ownership of wholesale and retail businesses supports Cresco’s strategy of distributing brands at scale by enabling Cresco to capture market share, generate brand awareness, and earn customer loyalty in its operating markets by guaranteeing share-of-shelf in its own retail stores and its ability to foster mutually beneficial relationships with its third-party dispensary customers as a large supplier of a portfolio of distinct and trusted cannabis brands.
Acquisitions and Dispositions
Keystone Integrated Care, LLC (“Keystone”)
On April 24, 2024, the Company successfully finalized its acquisition of Keystone for aggregate consideration of $8.5 million which includes a mix of $3.4 million in cash consideration, $2.8 million of equity, and $2.3 million in deferred consideration. Prior to the acquisition, Keystone operated two (2) dispensaries in Pittsburgh, PA and Greensburg, PA and held a third dispensary license. With the additional license, the Company has the opportunity to open one (1) more dispensary within the Commonwealth, further expanding our presence and reach and bringing the total number of dispensaries added to three (3).
No acquisitions were completed in fiscal years 2022 or 2023. The Keystone acquisition did not meet the definition of a “significant acquisition” as defined in Canadian securities law.
AFS Maryland, LLC
On June 22, 2023, the Company completed a divestiture of its AFS Maryland, LLC production facility. The Company received cash proceeds of $3.3 million for the sale of property, equipment, and intangible assets and recorded a gain of $1.4 million from the completed divestiture.
Encanto Green Cross Dispensary (“Encanto”)
On October 18, 2023, the Company closed on the sale of the assets of Encanto. The sale of the assets generated cash proceeds of $6.5 million and resulted in a net loss of $1.0 million.
No dispositions were completed in fiscal years 2022 or 2024.

Equity Financing Activities
Shelf Prospectus
On August 16, 2023, the Company filed a short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Québec. On August 17, 2023, the Company received a receipt for the Shelf Prospectus and filed a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Shelf Prospectus and Registration Statement allow the Company to offer SVS, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the Shelf Prospectus is effective (subject to MJDS eligibility). The Shelf Prospectus replaced a shelf prospectus that had been filed in 2021 and expired during 2023.
At-the-Market Offering
In April 2021, the Company entered into an equity distribution agreement with Canaccord Genuity Corp. Pursuant to this agreement, the Company was able, from time to time, to sell up to 100.0 million of its SVS in Canada (the “ATM Program”). The ATM Program was made pursuant to the 2021 Shelf Prospectus and a prospectus supplement dated April 23, 2021. The ATM Program expired in May 2023, and no shares were sold under the program.
Debt Financing Activities
Senior Loan
On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400.0 million (as amended, the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire a pre-existing term loan that was entered into on February 2, 2020, with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector. Under the agreement, the Company is subject to certain financial and non-financial covenants.
The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually and has a stated maturity of August 12, 2026. The Company’s effective interest rate for the Senior Loan is 11.0%.
On September 22, 2023, the Company amended the Senior Loan to modify certain terms of the original Senior Loan, and consent was provided for the Company to enter into the Mortgage Loans further discussed below.
On August 29, 2024, the Company entered into a second amendment the Senior Secured Term Loan Agreement (the “Amended Loan Agreement”). Pursuant to the terms of the Amended Loan Agreement, the Company may from time-to-time purchase, by assignment, all or a portion of the lender’s loans, plus applicable accrued and unpaid interest, on the terms and conditions set forth in the Amended Loan Agreement.
On October 25, 2024, the Company repurchased $40.0 million principal amount of the Senior Loan and paid $0.3 million of accrued interest. There were no prepayment penalties or exit fees due on this repurchase. The purpose of this transaction was to reduce the Senior Loan balance and annual cash interest cost at an amount less than what would have been due at maturity.
The Company may prepay in whole, or in part, the Senior Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount may be subject to a prepayment premium as defined in the Amended Loan Agreement, and would include all accrued and unpaid interest and fees.

Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into a loan agreement to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank’s Five Year Classic Regular Advance Rate, plus a 375 basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contains certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
U.S. Industry Background and Trends
The emergence of the legal cannabis sector in the U.S., both for medical and adult-use, has been rapid as more states adopt regulations for its production and sale. Today more than 50% of Americans live in a state where cannabis is fully legalized for adult-use.2
The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found strong evidence that cannabis can treat pain and muscle spasms.3 The pain component is particularly important because other studies have suggested that cannabis can replace pain patients’ use of highly addictive, potentially deadly opiates — meaning marijuana legalization has the potential to save lives.4
Polls throughout the U.S. consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. It is estimated that 88% of the U.S. voters support legalizing cannabis for medical and/or adult-use.5 These represent large increases in public support over the past 40 years in favor of legal cannabis use.
More than 80% of the U.S. states have now legalized adult-use and/or medical marijuana, marijuana remains illegal under U.S. federal law with marijuana listed as a Schedule I drug under the U.S. Controlled Substances Act (the “CSA”). On April 30, 2024, the U.S. Drug Enforcement Administration (“DEA”) publicly recommended that cannabis be rescheduled from a Schedule I controlled substance to a Schedule III controlled substance. The DEA recommendation was reviewed by the White House Office of Management and Budget (“OMB”). Subsequent to OMB’s review, the DEA proposal was published in the federal register and the formal rule making process began during which the DEA received public comment on its rescheduling plan. After the close of the public comment period, the DEA scheduled a hearing before an administrative law judge, which began in December 2024 and will continue into 2025, to consider differing expert opinions on the rescheduling of cannabis. Following the hearing, the DEA is expected to publish its final rule. See “Description of the Business” and “Risk Factors” below. The U.S. Department of Justice (“DOJ”) defines Schedule I drugs, substances, or chemicals as “drugs with no currently accepted medical use and a high potential for abuse.” The U.S. Food and Drug Administration (“FDA”) has not approved marijuana as a safe and effective drug for any indication.
Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale, and possession of medical marijuana under the Cannabis Act (Canada), marijuana is largely regulated at the state level in the U.S.
2 https://worldpopulationreview.com/states
3 Grant, Igor MD (2015). Medical Use of Cannabinoids. Journal of American Medical Association, 314: 16, 1750-1751. doi: 10.1001/jama.2015.11429.
4 Bachhuber, MA, Saloner B, Cunningham CO, Barry CL. (2014). Medical Cannabis Laws and Opioid Analgesic Overdose Mortality in the U.S., 1999-2010. JAMA Intern Med. 174(10):1668-1673. doi: 10.1001/jamainternmed.2014.4005.
5 https://www.pewresearch.org/politics/2024/03/26/most-americans-favor-legalizing-marijuana-for-medical-recreational-use/

State laws regulating cannabis are in direct conflict with the CSA, which makes cannabis use and possession federally illegal in the U.S. Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under U.S. federal law under any and all circumstances under the CSA. Although Cresco and its subsidiaries’ activities are compliant with applicable U.S. state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve Cresco and its subsidiaries of liability under U.S. federal law, nor provide a defense to any U.S. federal proceeding which may be brought against Cresco or its subsidiaries.
Current U.S. Cannabis Market

WA
MT
ND
MN
ME
OR
ID
SD
WI
VT
NY
MA
WY
MI
NV
UT
NE
IA
PA
NJ
IL
IN
OH
MD
DE
CO
CA
KS
WV
VA
MO
KY
NC
TN
OK
AZ
NM
AR
SC
MS
AL
GA
LA
TX
AK
FL
HI
Recreational/Medical
Medical
None

Source: https://mjbizdaily.com/map-of-us-marijuana-legalization-by-state/
Going forward, the Company expects that the U.S. cannabis industry will continue to be subject to state legislation, with additional states regulating the medical and recreational use of cannabis.
The Company has current operations in the states of Illinois, Pennsylvania, Ohio, California, New York, Massachusetts, Michigan, and Florida. It intends to expand into other states within the U.S. that have legalized cannabis use either medicinally or recreationally.
On December 20, 2018, the 2018 Farm Bill (the “Farm Bill”) became law in the U.S. Under the Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids, and isomers. To qualify under the Farm Bill, hemp must contain no more than 0.3% of Delta-9-tetrahydrocannabinol (“THC”). The Farm Bill explicitly allows interstate commerce of hemp which will enable the transportation and shipment of hemp.

DESCRIPTION OF THE BUSINESS
General
Cresco is one of the largest vertically-integrated multi-state cannabis operators in the U.S. The company is licensed to cultivate, manufacture, and sell retail and medical cannabis products both through Sunnyside*®, Cresco Labs’ national dispensary brand, and wholesaling to third-party retail stores. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint, its industry-leading brands, highly productive retail, and one of the leading distribution platforms in North America.
The Company operates in one (1) segment, the cultivation, manufacturing, distribution, and sale of cannabis. The Chief Executive Officer, President, and Chief Financial Officer of the Company have been identified as the Chief Operating Decision Makers (“CODMs”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODMs review certain financial information presented on a consolidated basis accompanied by information disaggregated by wholesale and retail customers and geographic region.
Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply® or Supply®, Good News®, Wonder Wellness Co.®, FloraCal® Farms or FloraCal®, RemediTM, and Mindy’sTM, a line of edibles created by James Beard Award-winning chef Mindy Segal.
Sunnyside*® is a wellness-focused retailer designed to build trust, education, and convenience for both existing and new cannabis consumers; Sunnyside’s competitive advantage is reinforced through its proprietary e-commerce platform, best-in-class assortment strategy, and an operating model that delivers unparalleled efficiency and in-store experience.
Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has the industry’s first national comprehensive Social Equity and Educational Development (“SEEDTM”) initiative designed to ensure that all members of society have the skills, knowledge, and opportunity to work in and own businesses in the cannabis industry.
Rooted in the fundamentals of CPG brand building, Cresco has implemented a strategy to create and distribute a differentiated portfolio of brands that are aligned to distinct audiences, states of need, and occasions.
Cresco operates the following family of brands:
•Cresco® – Elevating everyday cannabis. Cresco® offers award-winning flower, liquid live resin vapes, and concentrates in the most popular and consistent strains, available at dispensaries and retail locations nationwide.
•High Supply® (or Supply®) – High Supply® is quality cannabis, available in bulk and at great prices, to provide the best value. High Supply® buds are expertly grown; lab-tested; and available in vape carts, vape pens, flower, popcorn, shake, pre-rolls, shorties, and concentrates.
•Good News® – Good News® is a line of cannabis products that removes the complexity of understanding terpenes and strains by creating easy-to-understand formulations each designed to enhance life’s favorite moments. Good News® products are easy to use, benefit forward, and come in easy-to share product forms, such as, vapes, gummies, and pre-rolls.
•Wonder Wellness Co.® – Wonder Wellness Co.® products are designed to allow consumers the ability to control their high across a variety of effects. The Wonder Wellness Co.® line is built around manageable, micro-dose forms, with a range of ratios, and botanicals across products.
•FloraCal® Farms (or FloraCal®) – Firmly rooted in Sonoma County, FloraCal® Farms is California’s premier purveyor of premium cannabis flower. Our team of master cultivators hand select the finest genetics and tailor our small-batch, sustainable farming techniques to each cultivar’s unique needs. We utilize 100% renewable energy to help produce sophisticated, terpene-rich products that invoke robust, one-of-a-kind experiences for our friends and community.
•RemediTM – RemediTM products provide a consistent and trusted alternative to traditional pharmaceuticals like opioids. With familiar formats and user-friendly delivery systems, RemediTM is designed to help patients and consumers feel comfortable with cannabis.
•Mindy’sTM – Deliciously-dosed edibles created by James Beard Award-Winning Pastry Chef, Mindy Segal. Infused with the best-quality cannabis oils, a wide variety of uniquely delicious bites are available at multiple potency levels.
With a portfolio consisting of over 500 unique products and over 5,800 unique stock-keeping-units (“SKUs”), Cresco’s products are sold in nearly 1,400 dispensaries across the country. Cresco has consistently demonstrated the ability to place its branded products on the shelves of the most important dispensaries in a targeted state, driving best-in-class sell-through and menu assortment. This CPG-focused wholesale strategy enables Cresco to maximize its points of distribution and drive revenue growth independent of the expansion of its retail presence.
Cresco owned 72 dispensaries, as of December 31, 2024, which gives it the ability to not only sell its own products but focus on educating and building trust within the surrounding communities. These dispensaries serve as a critical platform for innovation and powerful consumer insights as it shapes the future of cannabis. Further, they are the leading point of interaction of Cresco’s House of Brands within each addressable market.
On December 3, 2018, the Company began trading on the Canadian Securities Exchange (the “CSE”) under the ticker symbol “CL.”
On March 6, 2019, the Company’s shares were approved to be quoted on the Over-the-Counter-Market and trade under the ticker symbol “CRLBF.”
On August 13, 2019, the Company began trading on the Frankfurt Stock Exchange under the symbol “6CQ.”
Significant Events or Milestones
The principal milestones that must occur during the next 12-month period for the business objectives described herein to be accomplished are as follows: hire key personnel, obtain necessary regulatory approvals, implement marketing plans, and commence production and sales in Cresco’s new markets, including retail stores for recreational and medical cannabis where legislation permits.
The Company has put in place a team of executives, board of advisors, and consultants with various areas of expertise and experience in multiple industries including commercial agriculture, pharmaceutical, manufacturing, CPG, and traditional healthcare. In the interest of progressing a professional medical dialogue and educating as many physicians as possible on the use of medical cannabis as a therapeutic treatment for patients, Cresco has organized a team of physicians to educate, train, and inform medical professionals on all aspects of cannabis as medicine.
During the year ended December 31, 2024, the Company acquired two (2) dispensaries in the Keystone acquisition, opened one (1) Sunnyside*® dispensary in Pennsylvania, and closed one (1) Sunnyside*® dispensary in New York. The Company opened no additional dispensaries through March 14, 2025.
On February 1, 2024, the Company announced the promotion of Greg Bulter to the position of President.
On February 9, 2024, the Company announced that as part of a transfer of MVS by both a current and former director of the Company: (a) Thomas J. Manning acquired from Dominic Sergi 100,000 MVS and from Charles Bachtell 33,760 MVS; and (b) Robert M. Sampson acquired from Charles Bachtell 33,308 MVS. Each purchase and sale of MVS was completed for aggregate consideration of $1.00, which were effected in accordance with the

Company’s articles. MVS carry enhanced voting power but have no economic rights. After giving effect to the transactions described above, as of December 31, 2024:
•Mr. Bachtell owns or controls, directly or indirectly, (a) 132,932 MVS (representing approximately 26.59% of the outstanding MVS) and (b) voting securities of the Company representing approximately 19.85% of the votes attaching to all classes of outstanding shares of the Company.
•Mr. Manning owns or controls, directly or indirectly, (a) 133,760 MVS (representing approximately 26.75% of the outstanding MVS) and (b) voting securities of the Company representing approximately 19.84% of the votes attaching to all classes of outstanding shares of the Company; and
•Mr. Sampson owns or controls, directly or indirectly, (a) 133,308 MVS (representing approximately 26.66% of the outstanding MVS) and (b) voting securities of the Company representing approximately 19.79% of the votes attaching to all classes of outstanding shares of the Company.
On April 24, 2024, the Company finalized its acquisition of Keystone. See the “General Development of the Business – Acquisitions and Dispositions” section, above, for a description of the Company’s significant acquisitions and dispositions activity.
On July 10, 2024, the Company announced the voting results of its annual general and special meeting of shareholders (the “Meeting”). At the Meeting:
•The number of directors on the board of directors of the Company for the ensuing year was fixed at eight (8) by the shareholders and the nominees for election as directors of the Company were elected by a majority of votes cast by the shareholders virtually present or represented by proxy at the Meeting.
•Marcum LLP was reappointed as the Company’s auditor for the ensuing year.
•The shareholders passed an ordinary resolution to approve the Amended and Restated Cresco Labs Inc. 2018 Long-Term Incentive Plan.
•Shareholders of Cresco Labs voted to approve an option exchange program.
On August 6, 2024, the Company announced the launch of adult-use distribution and retail sales in the Ohio market. The Company’s Yellow Springs cultivation/processing facility and all five of their Sunnyside*® Dispensaries have been approved to service both medical and adult-use customers in the state.
On August 29, 2024, the Company entered into a second Amended Loan Agreement. Additionally, on October 25, 2024, the Company repurchased a portion of the principal amount of our Senior Loan. See the “General Development of the Business – Debt Financing Activities” sections, above, for a description of the Company’s significant financing activities.
On September 12, 2024, the Company announced that Dennis Olis, Chief Financial Officer, would retire from Cresco Labs after a planned transition to Sharon Schuler, an experienced financial and strategy executive. Schuler joined Cresco Labs while preparing to take the role of Chief Financial Officer upon Olis’s departure.
On September 27, 2024, the Company announced that Tarik Brooks has resigned from the Company’s Board of Directors to devote his time to other interests.
On March 10, 2025, the Company announced its management services agreement with a tier 3 cultivation license in Kentucky. The agreement entitles the Company to manage and operate a cultivation facility with up to 25,000 square feet of canopy, establishing the Company as one of only two operators of Kentucky’s coveted Tier 3 cultivation licenses.

Growth Strategy
Cannabis legalization continues to expand throughout the United States, with an ever-increasing number of states approving medical and recreational sales. The U.S. market for legal cannabis sales (including both medical and adult-use) is projected to grow to $45 billion by 2028.6 To date, twenty-four (24) states and the District of Columbia have passed laws approving the sale of recreational cannabis, with Ohio commencing sales in August 2024.7 Since the start of the decade, recreational sales have helped to generate over $1 billion in sales in retail markets per year since their respective launches.8 The legal markets will continue to grow as existing cannabis consumption shifts from illicit channels, alcohol consumption shifts to cannabis, communities gain better access to dispensaries and a new cohort of cannabis consumers engages with the category for the first time.
Cresco plans to capitalize on the significant increase in cannabis consumption in current and future recreational markets, driving both access to new markets and building the depth of its production and retail footprints. The Company’s historical focus on prioritizing the most strategic markets – those offering both appropriate regulations and sizable populations – remains a key priority in 2025. Cresco’s readiness to address adult-use conversions (e.g. Ohio) while optimizing its asset base in mature markets, provides a holistic approach to responsibly growing amid an ever-changing industry landscape. As in the past, Cresco considers both organic and inorganic opportunities to expand its wholesale market leadership and best-in-class retail productivity, enabling the company to drive meaningful market positions in the markets that matter most.
While the majority of long-term growth will be fueled by recreational consumption, there are also ample opportunities to drive growth within today’s medical markets. As more research centers study and support the effects of cannabis-based products in addressing therapeutic needs, management believes that the size of the U.S. medical cannabis market will also continue to grow as more states approve legal medical programs and more patients join programs. Given Cresco’s existing operations in several strong medical markets (e.g., Florida and Pennsylvania), Cresco is well-versed in operating within a diverse medical-market landscape, leveraging its experience as regulations evolve in disparate manners. Further, this expertise in medical channels also builds the foundations necessary to accelerate market growth upon the approval of recreational legalization, including the development of a portfolio geared to address the needs of all cannabis consumers, and a retail model built to support substantive increases in consumer traffic.
Regardless of each state’s regulations, Cresco actively leverages its successes in its most developed markets (e.g., Illinois, Pennsylvania, and Massachusetts) to create expansion strategies across its geographic footprint. Cresco looks to other burgeoning markets to complement the growth in its core, including Florida and Michigan, while poising itself to unlock growth in new markets as adult-use regulations continue to develop. At the same time, Cresco will maintain its historical focus on compliance, control, efficiency, and product quality to cement itself as the most important multi-state operator within the cannabis industry. To support these ambitions, Cresco will:
(i)Pursue licenses, partnerships, or acquisition of cannabis operations to expand and deepen its position within the most important cannabis markets.
(ii)Complete application processes for states beginning or expanding their medical cannabis programs.
(iii)Invest in canopy expansion, automation, and facility design necessary to support demand across its footprint.
(iv)Complement its leading wholesale positions with tactical expansion of its retail footprint (e.g., store capacity, and new stores).
(v)Build the best portfolio of brands within the cannabis industry, supporting both today and tomorrow’s cannabis consumers.
6 BDSA, USA Market Forecast Summary, October 2024. Retrieved from https://bdsa.com/cannabis-industry-intelligence
7 https://mjbizdaily.com/map-of-us-marijuana-legalization-by-state/; BDSA, USA Market Forecast Summary, December 2023. Retrieved from https://bdsa.com/cannabis-industry-intelligence
8 See, e.g., https://www.cannabisbusinesstimes.com/us-states/arizona/news/15686436/11-states-projected-to-be-billiondollar-cannabis-markets-in-2024

Cresco has proven its ability to become operational in new markets and establish material positions throughout its geographic footprint and plans to continue this trend.
Cultivation
We currently operate or plan to operate thirteen (13) separate cultivation facilities, totaling approximately 0.5 million in current or planned cultivation square feet, across eight (8) states (Illinois, Pennsylvania, Ohio, California, New York, Massachusetts, Michigan, and Florida). We operate indoor grow facilities, traditional green houses, and hybrid green houses. Our multiple cultivation and extraction facilities allow us to produce cannabis products across several product categories.
Cresco currently has the following approximate cultivation square footage in each respective state of operation:

State	Current Cultivation Space (sq ft) [9]	Planned Cultivation Space (sq ft)[10]	Total
Illinois	154,000	—	154,000
Pennsylvania	75,200	—	75,200
Ohio	23,900	—	23,900
California	29,100	—	29,100
Massachusetts	69,700	—	69,700
New York	—	50,000	50,000
Michigan	39,900	—	39,900
Florida	51,000	—	51,000
Total	442,800	50,000	492,800
Designed to provide consistency of product, increase yields, and minimize the possibility of crop failure, each of Cresco’s cultivation facilities is equipped with traditional commercial agriculture components, automated environmental control systems, and watering and feed fertigation systems. Developed over years of research, its proprietary nutritional regimen is utilized to ensure crop quality. Using organic and soluble-based plant nutritional supplements, secondary metabolites (cannabinoids/terpenes) are maximized resulting in superior flower quality, yield, and consistency. Cresco has made significant investments in cultivation and processing facilities and plans to continue doing so.
Manufacturing
Cresco’s laboratory instrumentation gives it the ability to formulate and develop a variety of products based on traditional pharmaceutical delivery systems – inhalation devices (vape cartridges and pens), capsules, tablets, tinctures, topical salves, and edible forms with a variety of cannabinoid profiles. Cresco’s food and beverage manufacturing facilities are outfitted with equipment that allows it to produce shelf-stable quality confections with consistency. It is expected that 40-50% of the raw cannabis produced at Cresco’s cultivation facilities will be used at Cresco’s food & beverage manufacturing facilities and laboratories to make the vaporizable, oral, topical, and edible products sold under the Cresco®, High Supply® or Supply®, Good News®, RemediTM, Wonder Wellness Co.®, FloraCal® Farms or FloraCal®, and Mindy’sTM brands.
9 These figures are approximate measurements of “canopy” square footage, or square footage dedicated to live plant production.
10 Cresco’s expansion, production, and cultivation plans are subject to a number of risks and uncertainties, including the need for new licenses or amendments to existing licenses, additional regulatory or municipal approvals, including zoning and other risks associated with construction and cultivation generally, See “Risk Factors.” No assurances are given as to the precise cost or timing.

Dispensaries
Wholesale
Cresco collaborates with its retail partners on strategic in-store promotions, customer events, and shelf space tactics to ensure maximum sell throughput. The Company takes a data-driven approach in its efforts to create an optimized sale process.
Retail
As of March 14, 2025, Cresco has an ownership interest in the following:

State	Number of Dispensaries
Florida	33
Illinois	10
Massachusetts	4
New York	3
Ohio	5
Pennsylvania	17
Total	72
Seasonality
The Company’s business and operations do not experience marked seasonality.
Real Estate Strategy
Within its core markets, Cresco spends time and resources in selecting real estate in premium locations with significant traffic and proximity to popular attractions (restaurants, malls, sports arenas, hotels, etc.). Cresco targets retail spaces based on the market and available real estate.
Cresco utilizes both its internal real estate and legal teams as well as a network of real estate brokers to negotiate leases, acquisitions, dispositions and sales, and leaseback transactions on behalf of the Company. Cresco typically prefers five-to-ten year leases for its retail operations.
When leasing real estate is not possible, Cresco is willing to enter into purchasing arrangements.
Banking and Processing
Cresco deposits funds from its dispensary operations into its banking partners in each respective market. These state-chartered financial institutions are fully aware of the nature of Cresco’s business and continue to remain supportive of Cresco’s growth plans. Cresco’s dispensaries currently accept only cash and debit cards and do not process credit card payments. It is anticipated that over time all forms of payment will be accepted by each of the dispensaries subject to changes in federal banking laws currently prohibiting such use.
Product Selection and Offerings
Product selection for the Company’s retail operations is comprised of both Cresco manufactured and third-party brands and products in an effort to maximize demand and business performance across all relevant categories. Decisions related to product selection are made by retail and wholesale leaders from operations, finance, planning, buying, sales, and analytics teams. Product selection is based on historical demand and anticipated opportunity, product quality, margin potential, consumer feedback, and the ability for respective brands to scale.

Cresco’s manufactured products are sold through Company-owned and managed dispensaries as well as third-party dispensaries. In the future, as production capacity increases, Cresco expects to sell bulk product, as well as new branded products to other dispensaries through both Company-owned and third-party distributors. The full extent of this will depend upon the ultimate extent of the Cresco-owned and managed retail footprint, as well as the ultimate expanded production capacity of Cresco’s cultivation and production facilities.
Cresco offers the following products in the following states:

State	Offering
Illinois (Currently manufactures)
Cannabis dry flower, vaporizers, concentrates, cannabis oil in oral and sublingual solutions, edibles, and topicals. Product lines include THC-focused products available in flower, vapes, and concentrates under the Cresco® brand; “High Supply®” products that include flower, vapes, and concentrates; “Good News®” products that include flower, vapes, and edibles; “FloraCal®” products that include flower, vapes, concentrates, and edibles; “Wonder Wellness Co.®” edibles; and “RemediTM” products including concentrates, tinctures, and capsules. Cresco licenses the “KIVA” brand and produces edibles. Cresco also sells edibles through its partnership with James Beard Award-winning Chef Mindy Segal under the brand “Mindy’sTM”. Retail locations in Illinois sell a variety of these brands and their corresponding products.

Pennsylvania (Currently manufactures)
Cannabis dry flower, vaporizers, concentrates, cannabis oil in oral and sublingual solutions, topicals, and ingestible products. The product lines include THC-focused products available in flower, vapes and concentrates under the “Cresco®” brand; flower, vapes, and concentrates under the “High Supply®” or “Supply®” brand; “FloraCal®” products that include flower, vapes, ingestible troches, and concentrates; “Good News®” and “Wonder Wellness Co.®” branded ingestible troches; and “RemediTM” products including concentrates, tinctures, vaporizers, capsules, and lotions. Retail locations in Pennsylvania sell a variety of these brands and their corresponding products.

Ohio (Currently manufactures)
Cannabis dry flower, vaporizers, concentrates, and edibles. Product lines include THC-focused products available in flower, vapes, and concentrates under the “Cresco®” brand; “High Supply®” or “Supply®” products that include flower, vapes, and concentrates; “Good News®” products that include vapes and edibles; and “Wonder Wellness Co.®” edibles. Cresco also sells edibles through its partnership with Chef Mindy Segal under the brand “Mindy’sTM”.

California (Currently manufactures)
Cannabis dry flower, vaporizers, and edibles. The product lines include THC-focused products available in vapes under the “Cresco®” brand; flower under the “FloraCal® Farms” or “FloraCal®” brand; and flower under the “High Supply®” brand. Cresco also licenses the “Khalifa Kush” brand and produces flower and vaporizers. All brands are distributed by Humble Distributing and sold in licensed retail dispensaries in California.

New York (Currently manufactures)
Cannabis vapes and cannabis oil in oral solutions. The product line includes “RemediTM” products which include vapes and capsules. Sunnyside*® retail locations in New York sell these brands and corresponding products.

Massachusetts (Currently manufactures)
Cannabis dry flower, vaporizers, concentrates, edibles, and topicals. The product lines include THC-focused products available in flower, vapes, and concentrates under the “Cresco®” brand; flower, vapes, and concentrates under the “High Supply®” brand; “FloraCal®” products that include flower, vapes, concentrates, and edibles; “Good News®” products that include flower, vapes, and edibles; and “RemediTM” products including concentrates. Cresco licenses the “Khalifa Kush” brand and produces flower and vaporizers. Cresco also sells edibles through its partnership with Chef Mindy Segal under the “Mindy’sTM” brand. Cresco produces topicals under the “Cultivate” brand through the acquisition of Cultivate. Retail locations in Massachusetts sell a variety of these brands and their corresponding products.

State	Offering
Michigan (Currently manufactures)
Cannabis dry flower, vaporizers, concentrates, and edibles. Product lines include THC-focused products available in flower, vapes, and concentrates under the “Cresco®” brand; “High Supply®” products that include flower & vapes; “Good News®” products that include vape and edibles; “Wonder Wellness Co.®” edibles; and “FloraCal®” products including flower, vapes, concentrates, and edibles.

Florida (Currently manufactures)
Cannabis dry flower, vaporizers, concentrates, edibles, and cannabis oil in sublingual solutions. Product lines include THC-focused products available in flower, vapes, and concentrates under the “Cresco®” brand; “High Supply®” or “Supply®” products that include flower, vapes, and concentrates; “FloraCal®” products including flower, edibles, vapes and concentrates; “Good News®” products such as vapes; “RemediTM” products including vapes, concentrates, and tinctures; and edibles under the “Sunnyside*®” brand. Cresco also licenses the “Bloom” brand and produces vaporizers.

Product Pricing
Cresco’s prices vary based on the market conditions and product pricing of vendor partners. Cannabis and cannabis product pricing is based on operating costs, materials costs, growth time, and other applicable variables. Additionally, product pricing reflects existing pricing regulations in Cresco’s markets where applicable.
Inventory Management
Cresco has comprehensive inventory management procedures, which are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, and other requirements. These procedures ensure strict control over Cresco’s cannabis and cannabis product inventory from delivery by a licensed distributor to sale or delivery to a consumer, or disposal as cannabis waste. Such inventory management procedures also include measures to prevent contamination and maintain the safety and quality of the products dispensed at Cresco’s retail locations. Cresco understands its responsibility to the greater community and the environment and is committed to providing consumers with a safe, consistent, and high-quality supply of cannabis.
Employees
As of December 31, 2024, Cresco had approximately 2,900 employees across its operating jurisdictions, primarily employed in Cresco’s cultivation, manufacturing, and processing operations and support thereof. Other significant departments include retail and other operations, logistics and supply chain, sales and marketing, legal and compliance, and other administrative and support functions. Cresco recruits, hires, and promotes individuals that are best qualified for each position, priding itself on using a selection process that recruits people who are trainable, cooperative, and share its core values as a company. In addition, the safety of employees is a priority and Cresco is committed to the prevention of illness and injury through the provision and maintenance of a healthy workplace. Cresco takes all reasonable steps to ensure staff are appropriately informed and trained to ensure the safety of themselves as well as others around them.
Specialized Skill and Knowledge of Employees
To remain a leader in its field, Cresco relies on a motivated and experienced team, focused on offering the highest-quality product, in accordance with the regulations in force. The Company employs a diverse group of people for their particular administrative, operational, and financial expertise. In addition, the Company employs individuals with experience in cultivation and growing of wellness and medical marijuana.
Competition
With respect to retail operations, Cresco expects to compete with other retail license holders across the markets in which it operates. Many of Cresco’s competitors in those markets are small local operators as well as our peer group of publicly traded companies. In most markets there are also a large number of illegally operating dispensaries and fraudulent websites which serve as competition. However, legal, compliance, and law enforcement entities are expected to continue the reduction of these illicit operations. In addition to physical dispensaries, Cresco also expects to compete with third-party delivery services, which provide direct-to-consumer delivery services.
In terms of cultivation and production, Cresco expects to compete with other licensed cultivators and operators in the states in which it operates. Similar to retail, there are a number of illegally operating cultivators in certain markets which will serve as competition in the near-term. It is expected that compliance and law enforcement entities will continue the reduction of these illicit operations.
Intellectual Property
Cresco has developed numerous proprietary technologies and processes. These proprietary technologies and processes include its cultivation and extraction techniques, and certain cultivation equipment and irrigation systems. While exploring the patentability of these techniques and processes, Cresco relies on non-disclosure and confidentiality arrangements and trade secret protection.
Cresco has invested significant resources towards developing recognizable and unique brands and is in the process of seeking registration of trademarks with the U.S. Patent and Trademark Office and the states in which it operates. Cresco owns or operates numerous website domains (including but not limited to www.crescolabs.com, www.chooseremedi.com, www.crescocannabis.com, www.highsupplyofficial.com, www.mindysedibles.com, and www.sunnyside.shop), numerous social media accounts across all major platforms and various phone and web application platforms.
Cresco’s legal counsel monitors and proactively addresses potential intellectual property infringement. Additionally, Cresco maintains strict standards and operating procedures regarding its intellectual property, including the standard use of non-disclosure, confidentiality, and intellectual property assignment agreements.
Trademarks
Below is a list that includes, but is not limited to, brands for which Cresco is in the process of registering or has registered trademarks at the Canadian federal level, U.S. federal level and/or in the states in which the brands are offered. For additional details on the risks associated with the lack of trademark protection please see “Risk Factors – Intellectual Property”:

Description	Stylized Design	Rebranded Stylized Design (as applicable)
The text and stylized logo for “Cresco”
The text and stylized logo for “Cresco Labs”
The stylized logo for “Cresco Sun”
The text and stylized logo for “Remedi”

Description	Stylized Design	Rebranded Stylized Design (as applicable)
The stylized logo “r”
The text and stylized logo for “Mindy’s Kitchen”
The text and stylized logo for “Mindy’s Artisanal Edibles”
The text and stylized logo for “Mindy’s Chef Led Artisanal Edibles”
The text and stylized logo for “CY+”
The text and stylized logo for “Sunnyside*”
The stylized logo for “*”
The text and stylized logo for “Sunnyside” stacked with “*”
The text and stylized logo for “Wonder Wellness Co.” and “Wonder Wellness”
The text and stylized logo for “Good News”

Description	Stylized Design	Rebranded Stylized Design (as applicable)
The text and stylized logo for “High Supply”
The text and stylized logo for “Alta Supply”
The text and stylized logo for “Continuum”
The stylized logo for “Continuum”
The text and stylized logo for “FloraCal Farms” and “FloraCal”
The stylized logo for “FloraCal”
The text and stylized logo for “FloraCal Farms” and “FloraCal”
The text and stylized logo for “Origin House”
The text for “Nurture”	NURTURE
The text for “Hey, High, Hello!”	HEY, HIGH, HELLO!
The text and stylized logo for "Upside*”
Cresco has successfully registered thirty-four (34) trademarks at the U.S. federal level. Additionally, Cresco has successfully registered one hundred eleven (111) trademarks across ten (10) states including Illinois, Pennsylvania,

Ohio, California, New York, Massachusetts, Michigan, Florida, Maryland, and Arizona for the brands offered within each state.
Ongoing application review is occurring at the Canadian and U.S. Federal level. Cresco anticipates feedback on the remaining submitted applications to be seen on a rolling basis. As such, Cresco will continue to rely on common law protection for these brands during the trademark registration process. Moreover, Cresco will proactively seek intellectual property protection for brand expansions in current markets as well as any new market expansion. For additional details on the risks associated with the lack of trademark protection, please see “Risk Factors - Intellectual Property.”
Patents
Cresco is in the process of registering one (1) patent for the proprietary technologies and processes specifically in the extraction process for producing liquid live resin. Cresco successfully registered one (1) patent in the aforementioned proprietary technologies and processes in the third quarter of 2020, one (1) patent in the second quarter of 2021, and one (1) patent in the third quarter of 2024. Cresco anticipates communication from the United States Patent and Trademark Office (“USPTO”) on the patent-pending application in the first half of 2025. For additional details on the risks associated with the lack of patent protection, please see “Risk Factors – Intellectual Property.”
United States Regulatory Environment
For an overview of the United States regulatory environment and how it affects Cresco’s business, please refer to the section titled “Federal Regulatory Environment” in the MD&A, which section is incorporated by reference herein.
While Cresco’s operations are in full compliance with all applicable state laws, regulations, and licensing requirements, for the reasons described above and the risks further described in the “Risk Factors” section below, there are significant risks associated with the business of Cresco. Readers are strongly encouraged to carefully read all of the risk factors contained in the “Risk Factors” section below.
State Regulatory Environment
For an overview of the regulatory landscape, licensing requirements, and details of licenses for each state where the Company operates, and how it affects Cresco’s business, please refer to the section titled “The States we Operate in, Their Legal Framework and How it Affects our Business” in the MD&A, which section is incorporated by reference herein.
RISK FACTORS
CANNABIS IS ILLEGAL UNDER U.S. FEDERAL LAW AND ENFORCEMENT OF RELEVANT LAWS IS A SIGNIFICANT RISK.
READERS ARE STRONGLY ENCOURAGED TO CAREFULLY READ ALL RISK FACTORS CONTAINED IN THIS SECTION.
The following are certain factors relating to the business of the Company. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company may also impair the operations of the Company. If any such risks occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, operating results, and growth plans of the Company could be materially adversely affected.
The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks for an indefinite period of time and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. Company shareholders should carefully evaluate the following risk factors associated with the Company’s securities, along with the risk factors described elsewhere in this AIF.
The following table is intended to assist readers in identifying those parts of this AIF that address the disclosure expectations outlined in the Canadian Securities Administrators Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) for issuers that currently have cannabis-related activities in U.S. states where such activity has been authorized within a state regulatory framework.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks, and Uncertainties	AIF Cross Reference
All Issuers with U.S. Marijuana-Related Activities
Describe the nature of the issuer’s involvement in the U.S. cannabis industry and include the disclosures indicated for at least one of the direct, indirect, and ancillary industry involvement types noted in this table.
General Development of the Business MD&A – The States in Which We Operate, Their Legal Framework and How it Affects Our Business
	Prominently state that cannabis is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	Risk Factors
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. cannabis-related activities. Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

Risk Factors – U.S. Federal Regulation
Risk Factors – FDA or Bureau of Alcohol, Tobacco, Firearms, and Explosives regulation
Risk Factors – Variation in State Regulations
Risk Factors – Anti-money Laundering Laws and Regulations
Risk Factors – Access to Banks
Risk Factors – Investments in the United States May be Subject to Heightened Scrutiny
Risk Factors – Constraints on Marketing Products
Risk Factors – Intellectual Property
Risk Factors – Lack of Access to U.S. Bankruptcy Protections
Risk Factors – Legality of Contracts
Risk Factors – Risk of Civil Asset Forfeiture

Given the illegality of cannabis under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.
Risk Factors – Risks of Legal, Regulatory, or Political Change Risk Factors – Access to Banks Risk Factors – Liquidity and Capital Resources
	Quantify the issuer’s balance sheet and operating statement exposure to U.S. cannabis-related activities.	Note: The major operations of the Company are only in the United States.
	Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Legal advice has been obtained.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks, and Uncertainties	AIF Cross Reference
U.S. Marijuana Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	MD&A – The States in Which We Operate, Their Legal Framework and How it Affects Our Business
Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s license, business activities or operations.

General Development of the Business – United States Industry Background and Trends
MD&A – The States in Which We Operate, Their Legal Framework and How it Affects Our Business
Risk Factors – U.S. State Regulatory Uncertainty

U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	Not applicable.
Provide reasonable assurance through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.
Cresco is not aware of any non-compliance. MD&A – The States in Which We Operate, Their Legal Framework and How it Affects Our Business
U.S. Marijuana Issuers with material ancillary involvement
Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.
Not applicable.
In accordance with Staff Notice 51-352, Cresco’s subsidiaries are directly engaged in the manufacture, possession, use, sale, or distribution of cannabis in the adult-use and/or medicinal cannabis marketplace in the states of Illinois, Pennsylvania, Ohio, New York, Massachusetts, California, Michigan, and Florida. In accordance with Staff Notice 51-352, Cresco will evaluate, monitor, and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. Any non-compliance, citations, or notices of violation which may have an impact on any license, business activities, or operations will be promptly disclosed by the Company.

RISKS ASSOCIATED WITH THE BUSINESS OF THE COMPANY

U.S. Federal Regulation
CANNABIS IS ILLEGAL UNDER U.S. FEDERAL LAW AND ENFORCEMENT OF RELEVANT LAWS IS A SIGNIFICANT RISK.
The Company could be found to be violating laws related to cannabis. For an overview of the U.S. cannabis regulatory environment, refer to the “Federal Regulatory Environment” section in the MD&A. Below is a summary of the potential risks related to federal and state-level laws related to the operations of the Company.
Risk of U.S. Federal Law Proceedings Against the Company
Potential proceedings under U.S. federal law could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business and operating results, as well as the Company’s reputation, even if such proceedings were concluded successfully in favor of the Company. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Company or the seizure of corporate assets.
The Company continues to look to the guidelines of the DOJ Memorandum drafted by former Deputy Attorney General James Michael Cole in 2013 (the “Cole Memo”) as an industry best practice and continues to do the following to ensure compliance with the Cole Memo:
(i)ensuring the operations of its subsidiaries are compliant with all licensing requirements that are set forth with regards to cannabis operation by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
(ii)the activities relating to the cannabis business adhere to the scope of the licensing obtained. Accordingly, in the states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary documentation to permit the possession of the cannabis; and in the states where cannabis is permitted for adult-use, the products are only sold to individuals who meet the requisite age requirements;
(iii)the Company only works through licensed operators, which must pass a range of requirements, adhere to business practice standards, and are subjected to strict regulatory oversight whereby sufficient checks and balances to prevent revenue from being distributed to criminal enterprises, gangs, and cartels; and
(iv)the Company conducts reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.
On January 4, 2018, then U.S. Attorney General Jeff Sessions formally rescinded the Cole Memo. Despite its rescission, as of December 21, 2021, federal prosecutors appear to continue to use the Cole Memo’s priorities as an enforcement guide. Merrick Garland, who became Attorney General on March 10, 2021, has indicated that he would deprioritize enforcement of low-level cannabis crimes such as possession, and during his congressional testimony in February 2021, Garland stated that the Justice Department would not pursue cases against Americans complying with laws of the states that have legalized and are regulating cannabis. President Joseph R. Biden, who assumed office in January 2021, stated a policy goal of federal cannabis decriminalization, but has not publicly supported the legalization of cannabis. As of December 31, 2024, there were more than a dozen proposed congressional bills addressing myriad issues regarding the cannabis industry, from banking and tax reform to full legalization. However, none have passed into law.
The Company maintains a compliance program and standard operating procedures to help ensure compliance with the Cole Memo. However, the Company’s operations remain illegal under U.S. federal law and consequently there are significant risks associated with the business of the Company.

FDA or Bureau of Alcohol, Tobacco, Firearms and Explosives (“BATFE”) Regulation
Cannabis remains a Schedule I controlled substance under U.S. federal law. If the federal government reclassifies cannabis to a Schedule II or Schedule III controlled substance, it is possible that the FDA would seek to regulate cannabis under the Food, Drug, and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices, related to the growth, cultivation, harvesting, processing, and labeling of medical cannabis. Clinical trials may be needed to verify the efficacy and safety of cannabis. It is also possible that the FDA would require facilities where medical-use cannabis is grown to register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact they would have on the cannabis industry is unknown, including the costs, requirements and possible prohibitions that may be enforced. If the Company is unable to comply with the potential regulations or registration requirements prescribed by the FDA, it may have a material adverse effect on the Company’s business, financial condition, and operating results.
It is also possible that the federal government could seek to regulate cannabis under the U.S. BATFE. The BATFE may issue rules and regulations related to the use, transporting, sale, and advertising of cannabis or cannabis products, including smokeless cannabis products.
Change of Cannabis Laws
It is possible that U.S. federal or state legislation could be enacted in the future that would prohibit the Company from selling cannabis and cannabis products or impose new restrictions on the Company’s ability to operate in the U.S., which would materially adversely affect its business, financial condition, and operating results.
Risk of Legal, Regulatory or Political Change
Delays in the enactments of new state or U.S. federal regulations could restrict the ability of the Company to reach strategic growth targets and lower return on investor capital. The strategic growth strategy of the Company is reliant upon certain federal and state regulations being enacted to facilitate the legalization of medical and adult-use cannabis. If such regulations are not enacted, or enacted but subsequently repealed or amended or enacted with prolonged phase-in periods, the growth targets of the Company, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.
The Company’s business activities will rely on newly established and/or developing laws and regulations in the states in which it operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny, or further scrutiny, by the FDA, SEC, the DOJ, the Financial Industry Regulatory Advisory or other U.S. federal or applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale, or use of cannabis for medical or nonmedical purposes in the United States. Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, financial condition, and operating results would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of cannabis in a manner that will make it extremely difficult or impossible to transact business that is necessary for the continued operation of the cannabis industry. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.

The Company is aware that multiple states are considering special taxes or fees on businesses in the cannabis industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect upon the Company’s business, financial condition, and operating results.
The commercial medical and adult-use cannabis industry is immature and the Company anticipates that such regulations will be subject to change as the jurisdictions in which the Company does business matures. The Company has in place a detailed compliance program with dedicated staff who oversee, maintain, and implement the compliance program and personnel. In addition to the Company’s robust legal and compliance departments, the Company also has local regulatory/compliance counsel engaged in every jurisdiction in which it operates. The Company’s compliance program emphasizes security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. Additionally, the Company has created comprehensive standard operating procedures that include detailed descriptions and instructions for monitoring inventory at all stages of development and distribution. The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program, standard operating procedures, and any changes to regulation in the cannabis industry.
Overall, the medical and adult-use cannabis industry is subject to significant regulatory change at both the state and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, financial condition, and operating results.
WARNING TO CANADIAN INVESTORS - Canadian Investors May be Barred from Entering the U.S.
Todd Owen, former executive assistant commissioner for the Office of Field Operations of the U.S. Customs and Border Protection Agency (“CBP”) has stated that Canadians who work in the cannabis industry and those who invest in the cannabis sector risk a lifetime ban on travel to the U.S. The CBP will continue to apply long-standing U.S. federal laws and regulations that treat cannabis as a banned substance and participants in the cannabis industry as drug traffickers who are inadmissible into the U.S. Although some U.S. states have eased cannabis laws, the U.S. continues to maintain a federal prohibition that applies at the border. CBP officials are not planning to go out of their way to interrogate every Canadian traveler about cannabis use. However, other factors may cause them to raise the topic. In July 2018, a venture capitalist from Vancouver, British Columbia who had invested more than $100,000 into legal American cannabis companies, was denied entry to the U.S. and barred from future entry as his investments were deemed to be assisting and abetting in the illicit trafficking of drugs.
On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal, or Canada may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers, and investors of companies involved in business activities related to cannabis in the United States or Canada (such as the Company), who are not United States citizens face the risk of being barred from entry into the United States for life. As described above, on October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible.
Risk of Civil Asset Forfeiture
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

U.S. State Regulatory Uncertainty
The rule-making process for cannabis operators at the state level, in any state, will be ongoing and result in frequent changes. If the Company is unable to maintain a compliance program to manage regulatory risk, its ability to operate its business could be materially adversely affected. Notwithstanding the Company’s efforts, regulatory compliance, and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that the Company will receive the requisite licenses, permits, or cards to operate its businesses.
In addition, local laws and ordinances could limit, restrict, and ban cannabis businesses like the Company’s from operating within their jurisdiction even if such activities are legal at the state level. Land use, zoning, local ordinances, and similar laws could be adopted or changed impairing the Company’s ability to operate its business and have a material adverse effect on the Company’s business.
The Company is aware that some states are considering special taxes or fees on businesses in the cannabis industry. Illinois has, for example, imposed a license transfer surtax. The additional fees and taxation on the cannabis industry by states could have a material adverse effect upon the Company’s business and operating results.
The Company is required to obtain or renew government permits and licenses for its current and contemplated operations. Obtaining, amending, or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend, and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend, or renew permits or licenses that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary permits or licenses are not obtained, amended, or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, and operating results.
The Company may become involved in a number of government or agency proceedings, investigations, and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of funds, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations, and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, and operating results.
Variation in State Regulations
Variations in state and local regulation, and enforcement in states that have legalized cannabis, may restrict cannabis-related activities, including activities related to state-regulated medical and adult-use cannabis, which may negatively impact the Company’s revenues and prospective profits.
The cannabis laws of each state are not necessarily consistent with those of other states. A number of states have decriminalized cannabis to varying degrees, other states have created exemptions specifically for medical cannabis, and several have decriminalization, adult-use, and medical cannabis laws. Despite the current state of the federal law and the CSA, the states of Alaska, Arizona, California, Colorado, Connecticut, Delaware, Illinois, Maryland, Massachusetts, Maine, Michigan, Minnesota, Missouri, Montana, Nevada, New Jersey, New Mexico, New York, Ohio, Oregon, Rhode Island, Vermont, Virginia, Washington, and the District of Columbia, have legalized adult-use of cannabis. Adult-use sales have not yet begun in Minnesota, Delaware, or Virginia. Additionally, although the

District of Columbia voters passed a ballot initiative in November 2014, no adult-use operations exist yet because of a prohibition on using funds for regulation within a federal appropriations amendment to local District spending powers.
There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local government authorities will not limit the applicability of state laws within their respective jurisdictions. In most states, the cultivation of cannabis for personal use continues to be prohibited except for those states that allow small-scale cultivation by a medical cannabis card holder or that person’s caregiver. Active enforcement of state laws that prohibit personal cultivation of cannabis may indirectly and adversely affect the Company’s business, financial condition, and operating results.
Permits and Authorizations
The Company may not be able to obtain or maintain the necessary licenses, permits, authorizations, or accreditations, or may only be able to do so at great cost, to operate its business. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with, or to obtain or maintain, the necessary licenses, permits, authorizations, or accreditations could result in restrictions on the Company’s ability to operate its business, which could have a material adverse effect on the Company’s business, financial condition, and results of operations.
Reliance on Licenses
The Company’s ability to cultivate, store, produce, and distribute medical and adult-use cannabis products in Illinois, Pennsylvania, Ohio, California, New York, Massachusetts, Michigan, and Florida is dependent on maintaining its licenses in good standing with each applicable State regulator. Failure to comply with the requirements of any of its licenses or any failure to maintain any of the licenses would have a material adverse impact on the business, financial condition, and operating results of the Company. The Company’s (or its subsidiaries) licenses related to its ability to cultivate, store, produce, and distribute medical and adult-use cannabis products (as applicable) in Illinois, Florida, Pennsylvania, Ohio, Massachusetts, Michigan, California, and New York are currently in good standing.
Information Technology Systems and Cyber-Attacks
The Company is increasingly dependent on digital technology, including information systems and related infrastructure, to process and record financial and operating data, and communicate with its employees and business partners. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage, and destruction, fire, power loss, hacking, computer viruses, vandalism, and theft. The Company’s operations also depend on the timely maintenance, upgrade, and replacement of networks, equipment, IT systems, and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Cyber incidents, including deliberate attacks or unintentional events, have increased. A cyberattack could include gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption, or result in denial of service on websites. The Company’s technologies, systems, and networks (and those of Company suppliers) have been the target of cyber-attacks and/or information security incidents that have resulted in the unauthorized release, misuse, loss, or destruction of proprietary, personal, and other information, or other disruption of the Company’s business operations. While the Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future as a result of attacks of a similar nature or otherwise. Any such incident could result in widespread negative publicity, damage to the Company’s reputation, a loss of patients and customers, and disruption of the Company’s business and legal liabilities. In addition, if any of the Company’s critical suppliers is the subject of a cyber or ransomware attack, the Company could experience a significant disruption in its supply chain and possibly shortages of key resources. While the Company has a formal Cyber Security Program led by Zach Marburger, Chief Information Officer, the Company’s risk and exposure to these matters cannot be fully mitigated. As cyber threats continue to evolve, the Company will need to expend additional resources to continue to modify or enhance protective measures, or to investigate and remediate any security vulnerabilities.
Additionally, the Company may store and collect personal information about patients and customers and are responsible for protecting that information from privacy breaches that may occur through procedural or process failure, IT malfunction, or deliberate unauthorized intrusions. Any such theft or privacy breach, or one that involved competitively sensitive or other protected information, may have a material adverse effect on the Company’s business, financial condition, and operating results. The Company is subject to laws, rules, and regulations in the United States (such as the California Consumer Privacy Act, which became effective on January 1, 2020) and other jurisdictions relating to the collection, processing, storage, transfer, and use of personal data. The Company’s ability to execute transactions and to possess and use personal information and data in conducting its business subjects the Company to legislative and regulatory burdens that may require the Company to notify regulators and customers, employees and other individuals of a data security breach. Evolving compliance and operational requirements under the California Consumer Privacy Act and the privacy laws, rules, and regulations of other jurisdictions in which the Company operates impose significant costs that are likely to increase over time. In addition, non-compliance could result in proceedings against the Company by governmental entities and/or significant fines, could negatively impact the Company’s reputation and may otherwise adversely impact the Company’s business, financial condition, and operating results.
Reliance on Management
The success of the Company is dependent upon the ability, expertise, judgment, discretion, and good faith of its senior management. While equity awards, employment agreements, or management agreements are customarily used as a primary method of retaining the services of key employees, these awards and agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, financial condition, and operating results.
Difficulty in Recruiting and Retaining Management and Key Personnel
The Company’s future success depends on its key executive officers and its ability to attract, retain, and motivate qualified personnel.
Future success largely depends upon the continued services of the Company’s executive officers and management team. If one or more of the executive officers are unable or unwilling to continue in their present positions, replacements may not be readily available, if at all. Additionally, the Company may incur additional expenses to recruit and retain new executive officers. If any of the executive officers joins a competitor or forms a competing corporation, the Company’s results may decline as a result. Finally, the Company does not maintain “key person” life insurance on any of its executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect the Company’s business, financial condition, and operating results.
The continuing ability to attract and retain highly qualified personnel is critical to the Company’s success because it will need to hire and retain additional personnel as the business grows. There can be no assurance that qualified personnel will be retained or available. Due to the increasing competition for skilled personnel in the U.S. cannabis industry and the U.S., in general, it is difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, the Company may not be able to effectively manage or grow its business, which could adversely affect its financial condition and operating results.

Internal Controls
The Company has incurred and will continue to incur expenses and, to a lesser extent, diversion of its management’s time in its efforts to implement and maintain internal controls over financial reporting, including compliance with Section 404 of the Sarbanes-Oxley Act. Effective internal controls over financial reporting are necessary for the Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause the Company to fail to meet its reporting obligations. Any testing by the Company conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by the Company’s independent registered public accounting firm, may reveal deficiencies in its internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retrospective changes to the Company’s consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the Company’s reported financial information, which could have a negative effect on the trading price of the SVS.
Material weaknesses related to information technology general controls, information produced by the entity controls, and controls over account reconciliation were identified, as existing as of December 31, 2024, and 2023. Remediation efforts have placed, and will continue to place, a significant burden on management and add increased pressure on our financial reporting resources and processes. The accuracy of our financial reporting may in the future be, adversely impacted if we are unable to successfully remediate material weaknesses in a timely manner, or if any additional material weaknesses in our internal control over financial reporting are identified. In addition, if our remedial efforts are insufficient, or if additional material weaknesses or significant deficiencies in our internal control occur in the future, we could be required to restate our financial statements, which could materially and adversely affect our business, results of operations, and financial condition, restrict our ability to access the capital markets, require us to expend significant resources to correct the material weaknesses or deficiencies, subject us to regulatory investigations and penalties, harm our reputation, cause a decline in investor confidence, or otherwise cause a decline in our stock price.
The Company does not expect that its internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Over time, controls may become inadequate because changes in conditions or deterioration in the degree of compliance with policies or procedures may occur. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Industry Immaturity
As a relatively new industry with an unusual regulatory landscape, there are not many established operators in the cannabis industry whose business models we can follow or build upon. Similarly, there is limited information about comparable companies available to industry participants and potential investors to review in making business and investment decisions. Shareholders and investors should consider, among other factors, our prospects for success considering the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the expansion or operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the SVS to the extent that investors may lose their entire investment.
Limited Operating History
With its high-growth strategy, Cresco does not have a history of profitability. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.
Unreliability of Forecasts
Any forecasts made by the Company about its operations and the cannabis industry in general may prove to be inaccurate. Due to ongoing regulatory and policy changes in the medical and adult-use cannabis industries and unreliable levels of market supply, the market data available is limited and unreliable. The Company must rely largely on its own market research to forecast sales, as detailed forecasts are not generally obtainable from other sources in the states in which its business operates. Additionally, any market research and Company projections of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data. The Company’s failure to achieve its projections could materially adversely affect the price of the SVS.
Goodwill and Intangible Valuation
We test goodwill for impairment at least annually. We review our goodwill and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable, including declines in stock price, market capitalization or reduced future cash flow estimates and slower growth rates in our industry. Depending on the results of our review, we may be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets was determined, negatively impacting our results of operations.
During the year ended December 31, 2024, the Company determined it is more likely than not that the carrying value of the intangible assets in California exceeded their fair value due to updated forecasts and projections, resulting in impairment charges of $2.3 million. During the year ended December 31, 2023, the Company determined it is more likely than not that the carrying value of the intangible assets and goodwill in Florida, New York, Massachusetts, California, and Arizona exceeded their fair value due to updated forecasts and projections, resulting in impairment charges of $151.0 million. For further discussion on impairment, refer to the “Selected Financial Information” section in the MD&A.
Access to Banks
The Company has had, and in the future expects to continue to have, difficulty accessing the service of banks, which may make it difficult for it to operate.
Since the use of cannabis is illegal under U.S. federal law, and in light of concerns in the banking industry regarding money laundering and other federal financial crime related to cannabis, U.S. banks have been reluctant to accept deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Likewise, cannabis businesses have limited, if any, access to credit card processing services. As a result, cannabis businesses in the U.S. are largely cash-based. This complicates the implementation of financial controls and increases security issues. The inability to open or maintain bank accounts or take credit cards may make it difficult for the Company to operate its businesses.
Liquidity and Capital Resources
The Company may have liquidity and access to capital risks due to its limited access to banking institutions (See “Risk Factors – Access to Banks”) and the economic state of the cannabis industry. The lack of access to banks impairs its ability to deal with larger banks who may have easier access to more affordable capital and who have the ability to provide same day revolver accounts. This higher cost of capital and lack of flexibility negatively impacts the Company’s liquidity, especially due to its cash retention requirements associated with its senior debt facility.

Additionally, with the lack of federal changes in legislation, markets are wary of the future outlook and growth of the Company. This reduces the number of investors willing to invest in the Company as they may not want to take on the risks related to a company that transacts in a federally illegal substance and other investors willing to take the risk may not have the amount of capital needed by the Company.
Legality of Contracts
Because the Company’s contracts involve cannabis and other activities that are not legal under U.S. federal law and in some jurisdictions, the Company may face difficulties in enforcing its contracts in U.S. federal and certain state courts.
Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers
Most of the directors and officers of the Company reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for Company shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons.
Intellectual Property
If the Company fails to protect its intellectual property, its business could be adversely affected. Viability will depend, in part, on the Company’s ability to develop and maintain the proprietary aspects of its technology to distinguish its products from its competitors’ products. The Company relies on copyrights, trademarks, trade secrets, and confidentiality provisions to establish and protect its intellectual property.
The Company will not be able to register any United States federal trademarks for its cannabis products due to producing, manufacturing, processing, possessing, distributing, selling, and using cannabis being a crime under the CSA. The Company intends to reevaluate how it approaches intellectual property protection in the event cannabis becomes descheduled federally. As it stands, the USPTO will not permit the registration of any trademark that identifies cannabis products. As a result, the Company likely will be unable to protect its cannabis product trademarks beyond the common law and geographic areas in which it conducts business. The use of its trademarks outside the states in which it operates by one or more other persons could have a material adverse effect on the value of such trademarks.
The Company may face future challenges and risks in registering patents, although the risk level is unclear due to the USPTO’s acceptance of patents with cannabis oil and cannabinoids within the underlying processes or novel art. If the Company’s patents expire, are invalidated or found to be unenforceable, or if its patent applications cannot be prosecuted fully, the Company may be subject to competition from third parties with products in the same class as its own products or devices. Further, patent protection is unavailable at the state level.
Any infringement or misappropriation of the Company’s intellectual property could damage its value and limit its ability to compete. The Company may have to engage in litigation to protect the rights to its intellectual property, which could result in significant litigation costs and require a significant amount of its time. In addition, the Company’s ability to enforce and protect its intellectual property rights may be limited in certain countries outside the U.S., which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the Company.
Competitors may also harm the Company’s sales by designing products that mirror the capabilities of its products or technology without infringing on its intellectual property rights. If the Company does not obtain sufficient protection for its intellectual property, or if it is unable to effectively enforce its intellectual property rights, its competitiveness could be impaired, which would limit its growth and future revenue.

The Company may also find it necessary to bring infringement or other actions against third parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time-consuming to prosecute and there can be no assurance that the Company will have the financial or other resources to enforce its rights or be able to enforce its rights or prevent other parties from developing similar technology or designing around its intellectual property.
Although the Company believes that its technology does not and will not infringe upon the patents or violate the proprietary rights of others, it is possible such infringement or violation has occurred, or may occur, which could have a material adverse effect on the business. Because of laws disfavoring the patenting and publication of cannabis-related technologies, prior art relevant to the Company’s or its competitors’ patents and patent applications may not be readily identified during normal patent examination processes, resulting in the issuance of claims that might not have otherwise issues in a field with more known prior art. In addition, because patent applications take months to publish and patent applications can take years to issue, there may be currently pending applications, unknown to the Company, which may later result in issued patents that cover the Company’s invention.
The Company is not aware of any infringement by it of any person’s or entity’s intellectual property rights. In the event that products sold by the Company are deemed to infringe upon the patents or proprietary rights of others, the Company could be required to modify its products or obtain a license for the manufacture and/or sale of such products and pay royalties or cease selling such products. In such event, there can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all and the failure to do any of the foregoing could have a material adverse effect upon the Company’s business.
There can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. If the Company’s products or proposed products are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, the Company could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also have a material adverse effect on the Company’s business and its operating results.
Trade Secrets
The Company’s trade secrets may be difficult to protect as it depends upon the skills, knowledge, and experience of its scientific and technical personnel, consultants, and advisors, as well as licensors and contractors. Because of the highly competitive nature of the U.S. cannabis industry, the Company relies in part on trade secrets to protect its proprietary technology and processes. However, trade secrets are difficult to protect. The Company enters into confidentiality or non-disclosure agreements with its corporate partners, employees, consultants, outside scientific collaborators, developers, and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third parties’ confidential information developed by the receiving party or made known to the receiving party by the Company during the course of the receiving party’s relationship with the Company. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to the Company will be the Company’s exclusive property and the Company enters into assignment agreements to perfect its rights.
These confidentiality, inventions, and assignment agreements may be breached and may not effectively assign intellectual property rights to the Company. Trade secrets also could be independently discovered by competitors, in which case the Company would not be able to prevent the use of such trade secrets by competitors. The enforcement of a claim alleging that a party illegally obtained and was using the Company’s trade secrets could be difficult, expensive, and time-consuming and the outcome would be unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets. The failure to obtain or maintain meaningful trade secret protection could adversely affect the Company’s competitive position.

Website
Prospective customers may be deterred from doing business with the Company with a significant nationwide online presence because of fears of U.S. federal or state enforcement of laws prohibiting possession and sale of medical or commercial use cannabis.
The Company’s website is visible in jurisdictions where medicinal and/or adult-use of cannabis is not permitted and, as a result, the Company may be found to be violating the laws of those jurisdictions. The Company could lose potential customers as they could fear federal prosecution for buying its cannabis, reducing its revenue.
Competition
The Company faces intense competition from other companies, some of which have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition, and operating results.
Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. If the number of consumers of cannabis in the states in which the Company operates its business increases, the demand for products and qualified talent will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To become and remain competitive, the Company will require research and development, marketing, sales, and support. The Company may not have sufficient resources to maintain research and development, marketing, sales, and support efforts on a competitive basis which could materially and adversely affect its business, financial condition, and operating results.
Managing Growth
The Company may not be able to effectively manage its growth or improve its operational, financial, and management information systems, which would impair its business and operating results.
In addition, the Company intends to expand the scope of its operations and activities. If it is successful in executing its business plan, it will experience growth that could place a significant strain on its business operations, finances, management, and other resources.
Factors that may place strain on the Company’s resources include, but are not limited to, the following:
•the need for continued development of financial and information management systems;
•the need to manage strategic relationships and agreements with manufacturers, customers, and partners; and
•difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage the business.
Additionally, any growth may impose a significant burden on its administrative and operational resources. The need to effectively manage growth will require the Company to expand the capabilities of its administrative and operational resources and to attract, train, manage, and retain qualified management and other personnel. There can be no assurance that the Company will be successful in recruiting and retaining new employees or retaining existing employees.
The Company cannot provide assurances that its management will be able to manage this growth effectively and the failure to successfully manage growth could materially adversely affect the business, financial condition, and operating results.

Inability to Innovate
If the Company is unable to continually innovate, the Company’s ability to maintain its existing customers and attract new customers may be adversely affected. In the area of innovation, the Company must be able to develop new products that appeal to its customers. This depends, in part, on the technological and creative skills of the Company’s personnel and on its ability to protect its intellectual property rights. The Company may not be successful in the development, introduction, marketing, and sourcing of new products or innovations, that satisfy customer needs, achieve market acceptance, or generate satisfactory financial returns.
The Inability to Integrate Acquisitions
Material acquisitions, dispositions, and other strategic transactions involve a number of risks for the Company, including: (i) potential disruption of the Company’s business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized or may take longer to realize than anticipated; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain assets. Multiple non-material acquisitions, dispositions or strategic transactions that occur on or about the same time, even though not individually material, may present similar risks to the Company.
Additionally, the Company has in the past and may issue in the future SVS in connection with such transactions, which would dilute a shareholder’s holdings in the Company.
The presence of one or more material liabilities of an acquired company that are known, but believed to be immaterial, or unknown to the Company at the time of acquisition could have a material adverse effect on the Company’s business, financial condition, and operating results. A strategic transaction may result in a significant change in the nature of the Company’s business, operations, and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction, or integrating any acquired business into the Company’s operations.
Failure to Complete Acquisitions or Realize Benefits Therefrom
The Company expects to complete acquisitions in the future. These acquisitions are subject to a number of customary closing conditions including in certain instances, regulatory approval and may not close for a variety of reasons including if the closing conditions are not satisfied or waived, some of which may not be within the control of the Company. In addition, even if these transactions were to be completed, they may not close on terms or within the timing currently expected and there can be no assurance that the Company’s business will ultimately benefit from these transactions. The Company’s acquisition strategy may result in the Company failing to realize the growth opportunities and synergies currently anticipated due to, among other things, challenges associated with integration of the operations and personnel of the Company with potential acquisition targets and the ability of the combined company to attract capital.
If one or more of these transactions do not close or are completed pursuant to terms or timelines different than expected, it could have an adverse effect on the Company’s future capital plans and require the Company to reallocate funds. Failure to complete the Company’s proposed or contemplated acquisitions could have a material adverse effect on the Company’s business, financial condition, and operating results.
Acquisitions
The Company may acquire companies with no significant sources of operating cash flow and no revenue from operations, that are in early stages of development or that have high-risk profiles. These acquisitions will be subject to risks and uncertainties that new companies with no or limited operating history may face. In particular, there is a risk that these acquisitions will not be able to meet anticipated development targets or will not generate revenue at all. If these companies underperform or fail to continue to develop, their businesses may fail, which could have a material adverse effect on our business, financial condition, and operating results.

Reliance on Third-Party Suppliers, Manufacturers, and Contractors; Reliance on Key Inputs
The Company’s business is dependent on a number of key inputs from third parties including raw materials, primarily packaging materials, and supplies related to its cultivation and production operations, as well as electricity, water, and other local utilities. Due to the uncertain regulatory landscape for regulating cannabis in the U.S., the Company’s third-party suppliers, manufacturers, and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs from third parties could materially impact the business and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers in the future. If the Company becomes reliant upon a sole source supplier and it was to go out of business or suspend services, the Company might be unable to find a replacement for such source in a timely manner, on terms acceptable to the Company or at all. Similarly, if any future sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services on appropriate terms and on a timely basis could have a materially adverse impact on the Company’s business, financial condition, and operating results.
Lack of Access to U.S. Bankruptcy Protections
Because the use of cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Company, which would have a material adverse effect on the Company.
Operational Risk
The Company will be affected by a number of operational risks, and it may not be adequately insured for certain risks, including labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, wildfires, earthquakes, and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s properties, grow facilities, and extraction facilities, personal injury, or death, environmental damage, adverse impacts on the Company’s operations, costs, monetary losses, potential legal liability, and adverse governmental action, any of which could have an adverse impact on the Company’s business, financial condition, and operating results. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. Moreover, while the Company has obtained insurance coverage to cover certain aspects of its business operations, because the Company is engaged in and operates within the cannabis industry, there are exclusions and additional difficulties and complexities associated with its insurance coverage that could cause the Company to suffer uninsured losses, which could adversely affect the Company’s business, results of operations, and profitability. There is no assurance that the Company will be able to obtain insurance coverage at a reasonable cost or fully utilize such insurance coverage, if necessary. This lack of insurance coverage could have an adverse impact on the Company’s business, financial condition, and operating results.
Insurance Coverage
There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal cannabis to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. Cresco is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently, or may in the future, operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company’s business.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes, and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses, and possible legal liability.
The Company’s insurance coverage may be inadequate to cover all significant risk exposures as it will be exposed to liabilities that are unique to the products the Company offers. While the Company intends to maintain insurance for certain risks, the amount of its insurance coverage may not be adequate to cover all claims or liabilities, and it may be forced to bear substantial costs resulting from risks and uncertainties of its business. It is also not possible to obtain insurance to protect against all operational risks and liabilities. The failure to obtain adequate insurance coverage on terms favorable to the Company, or at all, could have a material adverse effect on its business, financial condition, and operating results. The Company has business interruption insurance. However, a significant business disruption or natural disaster could result in substantial costs and diversion of resources.
Investments in the United States May be Subject to Heightened Scrutiny in Canada
For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges, and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not, in turn, lead to the imposition of certain restrictions on the Company’s ability to operate or invest in the U.S. or any other jurisdiction, in addition to those described herein.
Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical and adult-use cannabis in the U.S., or any other applicable jurisdiction, could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business and operating results.
Settlements of Trades
On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and the Clearing and Depository Services Inc. (“CDS Clearing”), an operating subsidiary of the Canadian Depository for Securities Ltd., as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS Clearing relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS Clearing ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS is listed on a stock exchange, it would have a material adverse effect on the ability of holders of common shares to make and settle trades. In particular, the SVS would become highly illiquid until an alternative was implemented, investors would have no ability to effect a trade of the common shares through the facilities of the applicable stock exchange.
Constraints on Marketing Products
The development of the Company’s business, financial condition, and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.
Environmental Risk and Regulation
The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing or sale of cannabis or cannabis products, or from proceeding with the development of its operations as currently proposed.
Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations, and permits governing the production, manufacturing, or sale of cannabis or cannabis products, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures, production costs, manufacturing costs, or reduction in levels of production, manufacturing, sales, or require abandonment or delays in development.
Holding Company
The Company is a holding company and essentially all of its assets are the capital stock of its material subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. Consequently, the Company’s cash flows and ability to complete current or desirable future opportunities are dependent on the earnings of its subsidiaries. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such entities and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation, or reorganization of any of the Company’s material subsidiaries, holders of indebtedness, and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.
Anti-money Laundering Laws and Regulations
The Company is subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial recordkeeping, and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada.
In February 2014, the Department of the Treasury Financial Crimes Enforcement Network issued a memorandum (the “FinCEN Memo”) providing instructions to banks seeking to provide services to cannabis-related businesses.

The FinCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that then Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FinCEN Memo. In addition, the House of Representatives has passed the Secure and Fair Enforcement Banking Act of 2019 (the “SAFE Banking Act”), which would protect banks and their employees from punishment for providing services to cannabis businesses that are legal on a state level. Despite approval by the House of Representatives in the past, it is unclear if the SAFE Banking Act will continue to be approved by the House after the change in control of the House or be passed by the Senate and signed into law.
In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, affect other distributions or subsequently repatriate such funds back to Canada.
Challenging Global Economic Conditions
The Company’s business, financial condition, and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default, and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition, and operating results.
Additionally, the U.S. has imposed and may impose additional quotas, duties, tariffs, retaliatory or trade protection measures or other restrictions or regulations and may adversely adjust prevailing quota, duty or tariff levels, which can affect both the materials that the Company uses to package its products and the sale of finished products. For example, the tariffs imposed by the U.S. on materials from China are impacting materials that the Company imports for use in packaging in the U.S. Measures to reduce the impact of tariff increases or trade restrictions, including geographical diversification of the Company’s sources of supply, adjustments in packaging design and fabrication, or increased prices, could increase its costs, delay its time to market and/or decrease sales. Other governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for the Company’s products and its costs, customers, suppliers and global economic conditions and cause higher volatility in financial markets. While the Company actively reviews existing and proposed measures to seek to assess the impact of them on the Company’s business, changes in tariff rates, import duties, and other new or augmented trade restrictions could have a number of negative impacts on the Company’s business, including higher consumer prices and reduced demand for the Company’s products and higher input costs.
Impact of Inflation
The U.S. economy is experiencing a period of high rates of inflation. The Company’s ability to raise its selling prices depends on market conditions and there may be periods during which the Company may be unable to fully recover increases in its costs, which could have a material adverse effect on the Company’s business, financial condition, and operating results.

Health Epidemics and Diseases, such as COVID-19
A local, regional, national, or international outbreak of a contagious disease, such as COVID-19, or the fear of a potential outbreak, could decrease the willingness of the general population to travel, cause staff shortages, reduced customer traffic, supply shortages, and increased government regulation all of which may negatively impact the business, financial condition, and results of operations of the Company. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory. Further, such risks could also adversely affect the financial condition of the Company’s customers, resulting in reduced spending for the products we sell. Moreover, an epidemic, pandemic, outbreak, or other public health crisis, such as COVID-19, could cause employees to avoid Company properties, which could adversely affect the Company’s ability to adequately staff and manage its businesses. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic, or other health crisis could also lead to the complete or partial closure of one or more of our stores, facilities, or operations of the Company’s sourcing partners. The ultimate extent of the impact of any epidemic, pandemic or other health crisis on our business, financial condition, and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic, or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as COVID-19, could therefore materially and adversely affect Cresco’s business, financial condition, and results of operations.

Unfavorable Tax Treatment of Cannabis Businesses; Risk of Tax Position
Under Section 280E of the U.S. Tax Code (“Section 280E”),“no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.” This provision has been applied by the U.S. Internal Revenue Service (“IRS”) to cannabis operations, prohibiting them from deducting business expenses other than those directly related to sales of cannabis product. Section 280E, therefore, has a lesser impact on cultivation and manufacturing operation but a significant impact as to retail operations and organizational expenses. It results in permanent differences between ordinary and necessary business expenses deemed non-allowable under Section 280E and a higher effective tax rate than most industries and that an otherwise profitable business may, in fact, operate at a loss, after taking into account its U.S. income tax expenses. Therefore, the effective tax rate can be highly variable and may not necessarily correlate to pre-tax income or loss. Operating in compliance with state laws, Cresco has taken the position that Section 280E does not apply to its business and therefore has recorded a corresponding uncertain tax position starting with tax year 2023. There is a risk that the IRS could challenge the Company’s position which could result in significant tax and other liabilities.
United States Tax Classification of the Company
The Company is a Canadian corporation but is classified for U.S. federal income tax purposes as a United States corporation under Section 7874 of the Internal Revenue Code of 1986 as amended (the “U.S. Tax Code”). Section 7874 of the U.S. Tax Code contains rules that can cause a non-United States corporation to be taxed as a United States corporation for U.S. federal income tax purposes. Under Section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States. (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for U.S. federal income tax purposes (such treatment is referred to as an inversion) if each of the following three (3) conditions are met: (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury Regulations issued by the IRS (“Treasury Regulations”), substantially all of the assets held, directly or indirectly, by a United States corporation or United States trade or business, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the United States acquired corporation, trade or business, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non-United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities.
The Company intends to be treated as a United States corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code and is expected to be subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of Section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company (as defined in the ITA) for Canadian income tax purposes. As a result, the Company will be subject to taxation both in Canada and the United States which could have a material adverse effect on its business, financial condition, and operating results. The Company may not qualify for certain U.S.-Canada income tax treaty benefits, which could have a material adverse effect on its financial condition and results of operations.
It is unlikely that the Company will pay any dividends on the SVS in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the ITA will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the U.S.-Canada tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.
Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the U.S. Tax Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.
Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.
Because the SVS will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate, and generation-skipping transfer tax rules generally apply to a non-U.S. shareholder of common shares.
EACH SHAREHOLDER SHOULD SEEK TAX ADVICE, BASED ON SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.
Fluctuations in Currency Exchange Rates
Fluctuations in currency rates may significantly and adversely impact the Company’s financial position and operating results. The Company does not have in place a policy for managing or controlling foreign currency risks since, to date, its primary activities have not resulted in material exposure to foreign currency risk.
Consumer Acceptance of Cannabis
The Company’s ability to generate revenue and be successful in the implementation of the Company’s business plan is dependent on consumer acceptance and demand of Cresco products. Acceptance of Cresco products will depend on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety, and reliability. If these customers do not accept Cresco products, or if such products fail to meet customers’ needs and expectations adequately, the Company’s ability to continue generating revenues could be reduced. A drop in the retail price of medical cannabis products may negatively impact the Company’s business, financial condition, and operating results.
The demand for Cresco products depends in part on the price of commercially-grown cannabis. Fluctuations in economic and market conditions that impact the prices of commercially-grown cannabis, such as increases in the supply of such cannabis and the decrease in the price of products using commercially-grown cannabis, could cause the demand for cannabis products to decline, which would have a negative impact on the Company’s business, financial condition, and operating results.
Unfavorable publicity or consumer perception
Management believes the medical and adult-use cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy, and quality of the cannabis produced. Consumer perception of the Company’s products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention, or other publicity that is perceived as less favorable than, or questions earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products. The Company’s dependence upon consumer perceptions means that such adverse reports, whether or not accurate or with merit, could ultimately have a material adverse effect on the Company’s business, financial condition, and results of operation. Further, adverse publicity reports or other media attention regarding the safety, efficacy, and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could also have such a material adverse effect. Although the Company uses quality control processes and procedures to ensure its consumer-packaged goods meet its standards, a failure or alleged failure of such processes and procedures could result in negative consumer perception of the Company’s products or legal claims against the Company. Adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.
Certain of the Company’s products are e-vapor or “vape” products. The use of vape products and vaping may pose health risks. According to the Centers for Disease Control (“CDC”), vape products may contain ingredients that are known to be toxic to humans and may contain other ingredients that may not be safe. Because clinical studies about the safety and efficacy of vape products have not been submitted to the FDA, consumers currently have no way of knowing whether they are safe for their intended use or what types or concentrations of potentially harmful chemicals or by-products are found in these products. It is also uncertain what implications the use of vape or other inhaled products, such as flower that is smoked, may have on respiratory illnesses such as that caused by the COVID-19 pandemic. Adverse findings, regulatory investigations, litigation, media attention, and other publicity regarding the consumption of vape or other inhaled products, including adverse publicity regarding underage use of vape or other inhaled products, may adversely affect the Company.
Security Risks
As cash businesses, the premises of the cannabis dispensaries are a target for theft. While the Company has implemented security measures and continues to monitor and improve its security measures, its cultivation, processing, and dispensary facilities could be subject to break-ins, robberies, and other breaches in security. In the event of robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers, and cultivation and processing equipment could have a material adverse impact on the business, financial condition, and results of operation of the Company.
As the Company’s business involves the movement and transfer of cash which is collected from dispensaries and used to purchase trim, accessories, etc. or deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Company has engaged security firms to provide armed guards and security in the transport and movement of large amounts of cash. While the Company has taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

Risk of Litigation
From time to time in the normal course of business operations, the Company may become subject to litigation that may result in liabilities material to its financial statements as a whole or may negatively affect its operating results if changes to its business operations are required. The cost to defend such litigation may be significant and may require a diversion of resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of the business, regardless of whether the allegations are valid or whether the Company is ultimately found liable. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of the Company’s insurance coverage for any claims could adversely affect its business and the results of operations.
The Company’s participation in the medical and adult-use cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various U.S. federal, state, or local governmental authorities against the Company or its subsidiaries. Litigation, complaints, and enforcement actions involving the Company, or its subsidiaries could consume considerable amounts of financial and other corporate resources, which could have a negative impact on the Company’s business, financial condition, and operating results.
Risks Inherent in an Agricultural Business
The Company’s business involves the growing of medical and adult-use cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases, and similar agricultural risks. Although the Company expects that cannabis cultivation will be completed indoors under climate- controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.
Vulnerability to Rising Energy Costs
Adult-use and medical cannabis growing operations consume considerable energy, making the Company potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, financial condition, and operating results of the Company.
Product Liability
As a distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action, and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that Cresco’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.
A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the Company’s business, results of operations, and financial condition. A product liability claim or regulatory action against the Company could prevent or inhibit the commercialization of the Company’s potential products, result in materially increased costs, adversely affect the Company’s reputation with its clients and consumers generally, and have a material adverse effect on its results of operations and financial condition. Although the Company has secured product liability insurance, there can be no assurances that the Company will be able to maintain its product liability insurance on acceptable terms or with adequate coverage against potential liabilities.

Product Recalls
Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety, and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency, or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action, or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company as its owner could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by the FDA or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.
Increased Costs Due to Being a Listed Public Company in Canada and Registered with the SEC
As a listed public company in Canada and a company registered with the SEC, the Company is subject to the reporting requirements, rules, and regulations under the applicable Canadian and U.S. securities laws and the CSE. The requirements of existing and potential future rules and regulations will increase the Company’s legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming or costly and may place undue strain on the Company’s personnel, systems, and resources, which could adversely affect the Company’s business, financial condition, and results of operations.
As a public company, there are costs associated with legal, accounting, and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.
Newly Established Legal Regime
The Company’s business activities rely and will continue to rely on newly established and developing laws and regulations in the states in which it operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, the SEC, the DOJ, the Financial Industry Regulatory Advisory or other U.S. federal or applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations, or initiatives that may be proposed or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.

RISKS ASSOCIATED WITH THE COMPANY’S INDEBTEDNESS
Substantial Indebtedness
As of December 31, 2024, the Company had $351.7 million outstanding on its Senior Loan, net of unamortized debt issuance costs, which matures on or prior to August 12, 2026, and $17.9 million outstanding on its Mortgage Loans, net of debt issuance costs, which converts to a term loan on November 1, 2028.
The Company’s substantial indebtedness could have important consequences. For example, it could, among other things:
•require the Company to dedicate a substantial portion of available cash flow to pay interest on its outstanding debt, which will reduce the funds available for working capital, capital expenditures, acquisitions, and other general corporate purposes;
•limit flexibility in planning for and reacting to changes in the Company’s business and in the industry in which it operates;
•increase the Company’s vulnerability to general adverse economic and industry conditions and to deterioration in operating results;
•limit the Company’s ability to engage in strategic transactions or implement its business strategies;
•limit the Company’s ability to borrow additional funds, or to refinance, repay, or restructure its indebtedness on terms favorable to the Company, or at all; and
•place the Company at a disadvantage compared to any competitors that have less debt.
Any of the factors listed above could materially and adversely affect the Company’s business and results of operations.
If the Company does not have sufficient cash flow to service its debt, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money, or sell securities, none of which the Company can guarantee it will be able to do.
The Company expects to require substantial additional capital in the future, which may be in the form of debt. The Senior Loan contains restrictions on the ability to incur additional indebtedness. The Company’s inability to generate sufficient cash flow to satisfy its debt obligations, incur additional indebtedness, or to refinance its existing indebtedness on commercially reasonable terms, or at all, may materially and adversely affect its business, financial condition, and operating results.
Ability to Service Indebtedness
The Company’s ability to satisfy its debt obligations will depend principally upon its future operating performance. As a result, prevailing economic conditions and financial, business, regulatory, and other factors, many of which are beyond the Company’s control, will affect its ability to make payments on its indebtedness.
The required repayment of the Senior Loan may be accelerated if, among other things, any governmental authority enforces a prohibition or ban on the Company’s business or if certain cannabis-related licenses are revoked, suspended, or canceled without replacement.
If the Company does not generate sufficient cash flow from operations to satisfy its debt service obligations, it may have to pursue alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. The Company’s ability to refinance or restructure its debt will depend on the capital markets, the prevailing regulatory environment, and the Company’s financial condition at such time. In addition, the terms of the Senior Loan may restrict the Company from adopting some of these alternatives. The Company’s inability to generate sufficient cash flow to satisfy its debt service obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect, which could be material, on the Company’s business, financial position, results of operations, and cash flows.
Restrictive Covenants
The Senior Loan contains a number of restrictive covenants imposing significant operating and financial restrictions on the Company and some or all of its subsidiaries, including restrictions that may limit the Company’s ability to engage in acts that may be in its long-term best interests.
The Senior Loan includes covenants restricting, among other things, the ability of the Company and its subsidiaries to:
(i)incur or guarantee additional debt;
(ii)pay dividends or make redemptions, repurchases or distributions, with respect to equity interests;
(iii)create or incur liens;
(iv)make loans or investments;
(v)engage in mergers, acquisitions, amalgamations, asset sales, and sale and leaseback transactions; and
(vi)engage in transactions with affiliates.
The Mortgage Loans include covenants restricting, among other things, the ability of the Company and its subsidiaries to:
(i)make investments;
(ii)dispose of assets; and
(iii)incur additional debt.
In addition, the Company must maintain cash and cash equivalents held on a consolidated basis by the obligors under the Senior Loan of at least $50 million.
The operating and financial restrictions and covenants in the Senior Loan, Mortgage Loans and any future financing agreements may adversely affect the Company’s ability to finance future operations or capital needs or to engage in other business activities. If a default occurs under the Senior Loan or the Mortgage Loans, the lenders may, subject to certain cure periods, elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable and enforce their security interest over certain of the Company’s assets. If the Company was unable to repay outstanding borrowings when due, the lenders would have the right to proceed against the collateral granted to them to secure the loans.
RISKS ASSOCIATED WITH THE SECURITIES OF THE COMPANY
MVS Voting Control
The Company’s SVS are entitled to one vote per share, the PVS are entitled to 200 votes per share (subject to adjustment in accordance with the terms thereof) and the MVS are entitled to 2,000 votes per share. Due to their ownership of the MVS, along with their PVS and SVS holdings, Charles Bachtell, Robert Sampson, Thomas J. Manning, and the Brian McCormack Trust (the “MVS Holders”) exercise approximately 74% of the voting power in respect of the Company’s outstanding shares as of March 14, 2025. Each MVS may be transferred by a MVS

Holder only to the MVS Holder’s immediate family members and certain related entities of the MVS Holder or, with the prior written consent of the Company, to a current member of the Company’s board of directors.
Accordingly, the MVS Holders (or their permitted transferees) potentially have the ability to control the outcome of matters submitted to the Company’s shareholders for approval, including the election and removal of directors and any arrangement or sale of all, or substantially all, of the assets of the Company.
This concentrated control of the Company could delay, defer, or prevent a change of control of the Company, an arrangement involving the Company, or a sale of all, or substantially all, of the assets of the Company. Conversely, this concentrated control could allow the MVS Holders to consummate a transaction that the Company’s other shareholders do not support. In addition, the MVS Holders may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Company’s business, financial condition, and operating results.
Charles Bachtell, Robert Sampson, and Thomas J. Manning each owe a fiduciary duty to the Company’s shareholders, due to their positions as directors, and in the case of Charles Bachtell as Chief Executive Officer of the Company, and are obligated to act honestly and in good faith with a view to the best interests of the Company, when serving in such positions. However, as shareholders, Charles Bachtell, Robert Sampson, and Thomas J. Manning are entitled to vote the shares over which they have voting control, in their own interests, which may not always be in the interests of the other shareholders of the Company.
Potential for Conflict of Interest
All decisions to be made by such directors and officers involving the Company are required to be made in accordance with their duties and obligations to act honestly and in good faith with a view to the best interests of the Company. In addition, such directors and officers are required to declare their interests in, and such directors are required to refrain from voting on any matter in which they may have a material conflict of interest. For a description of certain risks associated with the Company’s multi-voting share class structure, see “MVS Voting Control.”
Certain of the Company’s directors and officers are, and may continue to be, or may become, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships, and joint ventures, that are or may become competitors of the products and services the Company provides or intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors’ and officers’ conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in a contract or transaction or a proposed contract or transaction with the Company that is material to the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. This does not impact the directors’ and officers’ obligation to act honestly and in good faith with a view to the Company’s best interests. However, in conflict-of-interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.
Unpredictability Caused by the Capital Structure and MVS Voting Control; Tax Receivable Agreement
Although other Canadian-based companies have multi-class or multiple voting share structures, the MVS Holders’ voting control over the Company and the Company’s capital structure, including its Up-C structure, a newly formed parent company, organized as a corporation, and it subsidiary, the pre-public offering operating entity, structured as an LLC, and the significant amount of outstanding equity securities of Cresco LLC, which are redeemable from time to time for SVS, could result in a lower trading price for, or greater fluctuations in, the trading price of the SVS or result in adverse publicity to the Company or other adverse consequences.

In addition, in connection with the Business Combination, the Company’s subsidiary, Cresco U.S. Corp (“Cresco Corp”), entered into a tax receivable agreement (the “Tax Receivable Agreement”) with Cresco LLC and certain other holders of Cresco LLC Common Units11 (the “TRA Parties”), which confers certain benefits to the TRA Parties that will not be received by the holders of SVS. Under the Tax Receivable Agreement, the TRA Parties will receive a payment from Cresco Corp that reflects a portion of the tax benefit that Cresco Corp realizes as a result of its increased share of the tax basis of the assets of Cresco LLC when a TRA Party redeems or exchanges its Cresco LLC Common Units for SVS or cash (such basis increase is referred to as the “Basis Adjustments”). The Tax Receivable Agreement generally requires Cresco Corp to pay 85% of the tax benefits to a TRA Party when those benefits are treated as realized under the terms of the Tax Receivable Agreement.
The payment obligations of Cresco Corp under the Tax Receivable Agreement are expected to be significant. The amount of existing tax basis and anticipated tax basis adjustments and utilization of tax attributes, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the TRA Parties, the price of the SVS at the time of the redemptions or exchanges, the extent to which such redemptions or exchanges are taxable, the amount of deductions able to be realized by Cresco Corp especially due to the application of Section 280E, the amount and timing of the taxable income allocated to Cresco Corp or otherwise generated by Cresco Corp in the future, the portion of the payments under the Tax Receivable Agreement constituting imputed interest and the federal and state tax rates then applicable. While the payments under the Tax Receivable Agreement are meant to be 85% of the tax benefits received by Cresco Corp, there can be no assurance that Cresco Corp will be able to finance its obligations under the Tax Receivable Agreement when they become due. Any payments made to TRA Parties under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to Cresco Corp (or to the Company or Cresco LLC) and, to the extent that Cresco Corp is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by Cresco Corp. There can be no assurance that Cresco Corp will be able to fund or finance its obligations under the Tax Receivable Agreement and the failure to do could have a material adverse effect on the Company’s business, financial condition, and operating results. In addition, the Company will not be reimbursed for any payments made to the TRA Parties under the Tax Receivable Agreement in the event that any tax benefits to the Company are subsequently disallowed by tax authorities. As a result, it is possible that Cresco Corp could make cash payments under the Tax Receivable Agreement that are substantially greater than its actual cash tax savings.
In addition, Cresco Corp’s future obligations to make payments under the Tax Receivable Agreement could make the Company a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. Although the Company will retain 15% of the amount of the tax benefits, this and other aspects of the Company’s organizational structure may adversely impact the future trading market for the SVS. In certain cases, including upon a change of control of the Company, payments under the Tax Receivable Agreement may be accelerated or significantly exceed any actual benefits that the Company realizes in respect of the tax attributes subject to the Tax Receivable Agreement, which could have a substantial negative impact on the Company’s liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control.
Dilution due to Additional Issuances of SVS or Subsidiary Securities
The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of SVS and existing shareholders will have no preemptive rights in connection with such further issuance. The Company’s Board has discretion to determine the price and the terms of further issuances. Moreover, additional SVS will be issued by the Company on the conversion of the PVS in accordance with their terms. The Company may also issue SVS to finance future acquisitions. The Company cannot predict the size of future issuances of SVS or the effect that future issuances and sales of SVS will have on the market price of the SVS. Issuances of a substantial number of additional SVS, or the
11 Common Units means those units designated by Cresco LLC after Cresco LLC effected a recapitalization of its outstanding unit capital in connection with the Business Combination, whereby under such recapitalization all previously issued Cresco LLC Units were combined into a single class of non-voting units of Cresco LLC.

perception that such issuances could occur, may adversely affect prevailing market prices for the SVS. With any additional issuance of SVS, investors will suffer dilution to their voting power and the Company may experience dilution in its revenue per share.
Additionally, the subsidiaries of the Company, such as Cresco Corp and Cresco LLC, may issue additional securities, including non-voting common shares in the capital of Cresco (“Cresco Redeemable Shares”), Cresco Redeemable Units and Appreciation Only LTIP Units12 (“AO LTIP Units”), Full Value LTIP Units13 (“FV LTIP Units”), or other classes or series of membership units issued in accordance with Exhibit A of the A&R LLC Agreement (“LTIP Units”) to new or existing shareholders, members or security holders, including in exchange for services performed or to be performed on behalf of such entities or to finance future acquisitions. Any such issuances could result in substantial dilution to the indirect equity interest of the holders of SVS in the Company and materially adversely impact the market price of the SVS. Further, the sale of a substantial number of such securities, or the perception in the market that holders of a large number of securities intend to sell securities, could reduce the market price of the SVS and could impair the Company’s ability to raise capital through the sale of additional equity securities.
Additional Financing
The Company expects to require substantial additional capital in the future to fund its existing operations, expand its product lines, develop its intellectual property base, increase production capabilities, and expand its operations in states where it currently operates and states where it currently does not have operations. The Company may not be able to obtain additional financing on terms acceptable to it, or at all. If the Company fails to raise additional capital, as needed, its ability to continue its operations and to implement its business model and strategy could be materially adversely affected.
Even if the Company obtains financing for its near-term operations, it expects that it will require additional capital thereafter. The capital needs of the Company will depend on numerous factors including: (i) the Company’s profitability; (ii) the release of competitive products by peers; (iii) the level of investment in research and development; and (iv) the amount of capital expenditures and acquisitions. There can be no assurance that the Company will be able to obtain capital in the future to meet its needs or on terms which are acceptable.
Although the Company has accessed private financing in the past, there is neither a broad nor deep pool of institutional capital that is available to companies in the U.S. cannabis industry. Due to the current laws and regulations governing financial institutions in the U.S., banks often refuse to provide services to businesses involved in the cannabis industry, U.S. multistate operators are currently not permitted to list securities on the U.S. exchanges and U.S. investors and banks are reluctant to provide financing to U.S. multistate operators such as the Company. Consequently, it may be difficult for the Company to obtain additional financing in the U.S. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms which are acceptable.
12 Appreciation Only LTIP Units means a unit of Cresco LLC which is designated in the applicable vesting agreement or other documentation pursuant to which such AO LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications, and limitations set forth in Exhibit A to the A&R LLC Agreement in respect of the holder thereof, as well as any applicable vesting agreement or other documentation pursuant to which such AO LTIP Unit is granted or issued.
13 Full Value LTIP Units means a unit of Cresco LLC which is designated in the applicable vesting agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications, and limitations set forth in Exhibit A to the A&R LLC Agreement in respect of the holder thereof, as well as any applicable vesting agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued.

No Guaranteed Return
There is no guarantee that an investment in the SVS will earn any positive return in the short, medium, or long term. There is no assurance that holders of the SVS will receive cash distributions or any rate of return on, or repayment of, their investment in the SVS. In fact, an investor could lose its entire investment in the SVS.
Volatile Market Price of the SVS and Other Listed Securities
The market price of the SVS and other listed securities of the Company has been, and is likely to continue to be, highly volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of SVS or such other securities to sell their securities at an advantageous price. Market price fluctuations in the SVS or such other securities may be due to, among other factors: (i) the Company’s operating results failing to meet expectations of securities analysts or investors in any period; (ii) downward revision in securities analysts’ estimates; (iii) adverse changes in general market conditions or competitive, regulatory, or economic trends; (iv) regulatory changes affecting the Company’s industry generally and its business and operations; (v) adverse changes in the economic performance or market valuations of companies in the industry in which the Company operates; (vi) acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments; (vii) public announcements by the Company or its competitors or government and regulatory authorities of material events; (viii) operating and share price performance of the companies that investors deem comparable to the Company; (ix) and, the addition or departure of the Company’s executive officers and other key personnel. These broad market fluctuations may adversely affect the market price of the SVS or such other securities.
Financial markets have, at times, historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Accordingly, the market price of the SVS and other listed securities of the Company from time to time, may decline even if the Company’s operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Company’s operations and its ability to obtain additional financing may be adversely impacted, and the trading price of the SVS and such other securities may be materially adversely affected.
Negative Cash Flow from Operating Activities
The Company sustained a net loss during the fiscal years ended December 31, 2024 and 2023. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future, which could lead to negative cash flows from operating activities. The Company has implemented cost cutting measures in order to maintain positive cash flows from operating activities, however, the Company’s operating expenses could increase as it implements initiatives to continue to grow its business or pursue acquisitions. If the Company is unsuccessful at managing its operating expenses, it may have a material adverse effect upon the Company’s business, financial condition, and operating results.
Dividends
The Company has no cash dividend record and does not anticipate paying any cash dividends on the SVS in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholding. The Senior Loan restricts the Company’s ability to pay dividends on the SVS.
Tax
Canadian federal and provincial and U.S. federal and state tax issues should be taken into consideration prior to investing in the SVS. The Company is a holding company with most of its operations being conducted in the U.S.

through U.S. subsidiaries. The return on an investor’s investment is subject to taxes and to changes in Canadian and U.S. tax laws. There can be no assurance that tax laws, regulations, or judicial or administrative interpretations of these laws and regulations will change in a manner that fundamentally alters the tax consequences to investors holding or disposing of the SVS.
Investors should consult their own tax advisor for advice regarding the tax issues with respect to holding the SVS for your local jurisdiction.
DIVIDENDS AND DISTRIBUTIONS
It is contemplated by the Company that it will reinvest all future earnings in order to finance the development and growth of its business. As a result, it is not contemplated that dividends will be paid on the SVS in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Company’s Board and will be made in accordance with applicable law and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions, and any other factors that the Company’s Board deems relevant. The Senior Loan restricts the Company’s ability to pay dividends on the SVS. See “Risk Factors.”
DESCRIPTION OF CAPITAL STRUCTURE
The Company is authorized to issue an unlimited number of SVS, PVS, MVS, and SSVS. As of December 31, 2024, the outstanding share capital of the Company consists of: (i) 331,490,358 SVS; (ii) 85,534 PVS (which are convertible on a 1:200 basis into 17,106,732 SVS); (iii) 500,000 MVS; and 1,589 SSVS (as-converted to SVS).

Summary of Share Provisions
Subordinate Voting Shares

Right to Notice and Vote
Holders of SVS will be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class, or series of shares, of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held.

Class Rights & Right of First Refusal
As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice, or interfere with any right attached to the SVS. Holders of SVS will not be entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of SVS, or bonds, debentures or other securities of the Company now or in the future.

Dividends	Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.
Participation
In the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of SVS shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the SVS (including, without restriction, the MVS) be entitled to participate ratably along with all other holders of SVS, SSVS (on an as-converted to SVS basis), and the PVS (on an as-converted to SVS basis).

Changes
No subdivision or consolidation of the SVS shall occur unless, simultaneously, the SVS, the SSVS, the PVS, and the MVS are subdivided or consolidated in the same manner, or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Conversion
In the event that an offer is made to purchase PVS and the offer is one which is required, pursuant to applicable securities legislation, or the rules or conditions of listing of a stock exchange on which the PVS are then listed, to be made to all or substantially all the holders of PVS in a given province or territory of Canada to which these requirements apply, each SVS shall become convertible at the option of the holder into PVS at the inverse of the Conversion Ratio then in effect at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of SVS for the purpose of depositing the resulting PVS pursuant to the offer and for no other reason. In such event, the Company’s transfer agent shall deposit the resulting PVS on behalf of the holder. Should the PVS issued upon conversion and tendered in response to the offer be withdrawn by shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the PVS resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into SVS at the Conversion Ratio then in effect.

Proportionate Voting Shares

Right to Vote
Holders of PVS will be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately then be converted, which for greater certainty, shall initially be equal to 200 votes per PVS (subject to adjustment at the discretion of the board of directors of the Company (“Company Board”), depending upon the ratios necessary to preserve foreign private issuer status).

Class Rights
As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. Consent of the holders of a majority of the outstanding PVS and MVS shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the PVS. In connection with the exercise of the voting rights for the foregoing only, each holder of PVS will have one vote in respect of each PVS held.

Rights to Subscribe; Pre-Emptive Rights	The holders of PVS are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of SVS, or bonds, debentures or other securities of the Company.
Dividends
The holder of PVS shall have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu (on an as-converted basis, assuming conversion of all PVS into SVS) as to dividends and any declaration or payment of any dividend on the SVS. No dividend will be declared or paid on the PVS unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to SVS basis) on the SVS.

Participation
In the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of PVS will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the PVS (including, without restriction, the MVS), be entitled to participate ratably along with all other holders of PVS (on an as-converted to SVS basis) and the SVS.

Changes
No subdivision or consolidation of the PVS shall occur unless, simultaneously, the SVS, the PVS and the MVS are subdivided or consolidated in the same manner, or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Conversion
The PVS each have a restricted right to convert into 200 SVS (the “Conversion Ratio”), subject to adjustments for certain customary corporate changes and foreign private issuer considerations. The ability to convert the PVS is subject to a restriction that the aggregate number of SVS, PVS, and MVS held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Securities Exchange Act of 1934, as amended), may not exceed forty percent (40%) (subject to adjustment) of the aggregate number of SVS, PVS, and MVS issued and outstanding after giving effect to such conversions and to a restriction on beneficial ownership of SVS exceeding certain levels. In addition, the Company has the right to convert the PVS into SVS in certain circumstances, including upon the registration of the SVS under the United States Securities Act of 1933, as amended.

Super Voting Shares

Right to Vote
Holders of MVS shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of MVS shall be entitled to 2,000 votes in respect of each MVS held provided that, if at any time the aggregate number of issued and outstanding (i) Cresco Redeemable Shares in the capital of Cresco (if applicable) and (ii) Cresco Redeemable Units in the capital of Cresco (or such securities of any successor to Cresco Corp or Cresco as may exist from time to time) beneficially owned, directly or indirectly by a holder of the MVS (the “Holder”) and the Holder’s predecessor or transferor, permitted transferees and permitted successors and any prior transferor’s transferor and any prior permitted transferee’s permitted transferee (the “Holder’s Group”), divided by the aggregate number of (i) Cresco Redeemable Shares (if applicable) and (ii) Cresco Redeemable Units beneficially owned, directly or indirectly by the Holders and the Holder’s Group as at the date of completion of the Business Combination transaction involving, among others, the Company, Cresco Corp and Cresco be less than 50% (the “Triggering Event”), the Holder shall from that time forward be entitled to 50 votes in respect of each MVS held. The holders of MVS shall, from time to time upon the request of the Company, provide to the Company evidence as to such holders’ direct and indirect beneficial ownership (and that of its permitted transferees and permitted successors) of Cresco Redeemable Shares (if applicable) and Cresco Redeemable Units to enable the Company to determine the voting entitlement of the MVS. For the purposes of these calculations, a Holder shall be deemed to beneficially own Cresco Redeemable Shares (if applicable) held by an intermediate company or fund in proportion to their equity ownership of such company or fund.

Class Rights
As long as any MVS remain outstanding, the Company will not, without the consent of the holders of the MVS by separate special resolution, prejudice or interfere with any right or special right attached to the MVS. Consent of the holders of a majority of the outstanding MVS shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Super Voting Shares. In connection with the exercise of these voting rights, each holder of MVS will have one vote in respect of each MVS held.

Rights to Subscribe; Pre-Emptive Rights
The holders of MVS are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of SVS, or bonds, debentures, or other securities of the Company not convertible into MVS, now or in the future.

Dividends	The holders of the MVS shall not be entitled to receive dividends.
Participation
In the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the Company will distribute its assets firstly and in priority to the rights of holders of any other class of shares of the Company (including the holders of SVS and the PVS) to return the issue price of the MVS to the holders, thereof and if there are insufficient assets to fully return the issue price to the holders of the MVS, such holders will receive an amount equal to their pro-rata share in proportion to the issue price of their MVS along with all other holders of MVS. The holders of MVS shall not be entitled to receive directly or indirectly as holders of MVS any other assets or property of the Company and their sole rights will be to the return of the issue price of such MVS in accordance with this paragraph.

Changes
No subdivision or consolidation of the MVS shall occur unless, simultaneously, the MVS, PVS, and the SVS are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Conversion	The holders of the MVS shall have no right of conversion.

Redemption Rights
Upon the occurrence of a Triggering Event, the Company has the right to redeem all or some of the MVS from the Holder and Holder’s Group who caused the Triggering Event to occur, by providing two days prior written notice to the Holder and Holder’s Group of such MVS, for an amount equal to the issue price for each MVS, payable in cash to the holders of the MVS so redeemed. The Company need not redeem MVS on a pro-rata basis among the Holders or Holder’s Group. Holders of MVS to be redeemed by the Company shall surrender the certificate or certificates representing such MVS to the Company at its records office duly assigned or endorsed for transfer to the Company (or accompanied by duly executed share transfers relating thereto).
Each surrendered certificate shall be canceled, and the Company shall thereafter make payment of the applicable redemption amount by certified cheque, bank draft, or wire transfer to the registered holder of such certificate; provided that, if less than all the MVS represented by a surrendered certificate are redeemed then a new share certificate representing the unredeemed balance of MVS represented by such certificate shall be issued in the name of the applicable registered holder of the canceled share certificate. If on the applicable redemption date the redemption price is paid (or tendered for payment) for any of the MVS to be redeemed then on such date all rights of the holder in the MVS so redeemed and paid or tendered shall cease and such redeemed MVS shall no longer be deemed issued and outstanding, regardless of whether or not the holder of such MVS has delivered the certificate(s) representing such securities to the Company, and from and after such date the certificate formerly representing the retracted MVS shall evidence only the right of the former holder of such MVS to receive the redemption price to which such holder is entitled.

Transfer
No MVS may be transferred by the holder thereof unless such transfer is to an immediate family member or a transfer for the purposes of estate or tax planning to a company or person that is wholly beneficially owned by such holder or immediate family members of such holder or which such holder or immediate family members of such holder are the sole beneficiaries thereof, or as otherwise provided in the investment agreement referred to below. In order to be effective, any transfer shall require the prior written consent of the Company.

Investment Agreement
To supplement the rights, privileges, restrictions, and conditions attached to the MVS, the Company and the initial holders of MVS, entered into an investment agreement effective as of the completion of the Business Combination, as amended on June 3, 2022, which, among other things, provides that (i) each MVS will be transferable only to the holder’s immediate family members or an affiliated entity or a transfer to another MVS Holder or an entity affiliated with the other MVS Holder, (ii) upon any sale of MVS to a third-party purchaser not listed in clause (i), such MVS will immediately be redeemed by the Company for their issue price and (iii) the Company will repurchase all of the MVS not later than the first business day after the first annual meeting of shareholders of the Company following any future listing of the SVS on a United States national securities exchange.

Sunset	After a listing of the SVS on a United States national securities exchange, the Company shall not issue any additional MVS and any MVS repurchased by the Company shall be cancelled and may not be reissued as shares of such class or any other class or series.
Take-Over Bid Protection
In the event that a take-over bid is made for the MVS, the holders of SVS will not be entitled to participate in such offer and may not tender their shares into any such offer, whether under the terms of the SVS or under any coattail trust or similar agreement.

The MVS Holders have entered into an investment agreement with the Company whereby, upon any sale of MVS to a third-party purchaser that is not the holder’s immediate family members or an affiliated entity, a transfer to another MVS Holder or an entity affiliated with the other MVS Holder, or a current member of the Company’s board of directors, such MVS will immediately be redeemed by the Company for their issue price. See “Super Voting Shares – Investment Agreement” below. Additionally, as noted above, the Company’s articles entitle the holders of SVS to convert to PVS and tender to any take-over bid made solely to the holders of PVS.
Special Subordinate Voting Shares

Right to Vote	Holders of SSVS shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of SSVS will be entitled to one vote in respect of each SVS into which such SSVS could ultimately then be converted, which for greater certainty, shall initially be equal to 0.00001 of a vote per SSVS.
Class Rights	As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right or special right attached to the SSVS. In connection with the exercise of these voting rights, each holder of SSVS will have one vote in respect of each SSVS.
Rights to Subscribe; Pre-Emptive Rights	The holders of SSVS are not entitled to a right of first refusal to subscribe for, purchase, or receive any part of any issue of SVS, or bonds, debentures, or other securities of the Company now or in the future.
Dividends
The holders of SSVS shall have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu (on an as-converted basis, assuming conversion of all SSVS into SVS at the conversion rate of 0.00001 SVS per SSVS (“Special Conversion Ratio”)) as to dividends and any declaration or payment of any dividend on the SVS. No dividend will be declared or paid on the SSVS unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to SVS basis) on the SVS and the PVS.

Participation
In the event of the liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of SSVS will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the SSVS (including, without restriction, the MVS), be entitled to participate ratably along with all other holders of SVS (on an as-converted to SVS basis), the PVS (on an as-converted to SVS basis) and the SVS.

Changes
The SSVS may be subdivided or consolidated by resolution of the directors (or a committee thereof) without the simultaneous subdivision or consolidation of the SVS, the PVS, and the MVS in the same manner, provided that the Special Conversion Ratio is correspondingly adjusted and the voting rights of the SSVS are correspondingly adjusted such that the aggregate number of votes held by all holders of SSVS prior to subdivision or consolidation is equal to the aggregate number of votes held by all holders of SSVS following the subdivision or consolidation.

Ownership Restrictions	The SSVS may only be beneficially owned or controlled, directly or indirectly, by a person or persons who are not specified U.S. persons.
Transfer Restrictions	No SSVS or any rights or interests therein may be transferred legally, beneficially or in any other manner by the holder thereof without the prior written consent of the Company Board (or a committee thereof), which may be withheld in its sole discretion.

Redemption Rights
The Company has the right to redeem all or some of the SSVS from any holder thereof at any time by providing two days prior written notice (the “Redemption Notice”) to such holder for either: (i) cash, at a price per SSVS equal to the Special Conversion Ratio (as may be adjusted in accordance with its terms) multiplied by the average volume-weighted average trading price of the SVS on the CSE (or such other stock exchange or quotation system the SVS are then principally listed or quoted) for the 10 trading days immediately prior to the date of the Redemption Notice; or (ii) SVS at the Special Conversion Ratio, as may be adjusted in accordance with its terms. The Company need not redeem SSVS on a pro-rata basis among the holders of SSVS.

Conversion
Holders of SSVS have a restricted right to convert into 0.00001 SVS per SSVS, subject to customary adjustments for certain corporate changes. The ability to convert the SSVS is subject to the prior written consent of the Company Board or a committee thereof. The Company may require each holder of SSVS to convert all, and not less than all, of the SSVS at the applicable Special Conversion Ratio, if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of SSVS): (i) the Company is no longer a “foreign private issuer” (as determined in accordance with Rule 3b-4 of the U.S. Exchange Act); or (ii) the Company Board (or a committee thereof) determine that the SSVS are no longer necessary or required.

DESCRIPTION OF SHARE CAPITAL OF CRESCO
The share capital of Cresco consists of the voting common shares in the capital of Cresco (“Cresco Voting Shares”) and Cresco Redeemable Shares.
Holders of Cresco Voting Shares are entitled to receive notice of, attend, and vote at meetings of the security holders of Cresco Corp (other than meetings at which only holders of another class or series of shares are entitled to vote separately as a class or series). Each Cresco Voting Share entitles the holder thereof to one vote on all matters upon which holders of Cresco Voting Shares are entitled to vote.
Holders of Cresco Redeemable Shares are entitled to exchange or redeem their Cresco Redeemable Shares for PVS pursuant to the terms specified in the articles of incorporation of Cresco Corp. Cresco Redeemable Shares do not entitle the holders thereof to receive notice of, attend, or vote at meetings of the security holders.
A holder of Cresco Redeemable Shares (other than the Company) has the right to cause Cresco Corp to redeem its Cresco Redeemable Shares. If a holder of Cresco Redeemable Shares (other than the Company) exercises its redemption or exchange right, Cresco Corp will repurchase for cancellation each such Cresco Redeemable Share submitted for redemption or exchange in consideration for either PVS (currently, at a ratio of 1 PVS for every 200 Cresco Redeemable Shares exchanged) or a cash amount equal to the cash settlement amount applicable to such Cresco Redeemable Share, as determined by Cresco Corp; provided that Cresco Corp may assign to the Company its rights and obligations to effect a redemption or exchange directly with the redeeming holder. For further details on the rights attached to PVS, please see “Proportionate Voting Shares” above. For greater certainty, Cresco Corp or Cresco may elect to deliver SVS (currently, on a 1:1 basis) in lieu of the PVS for the Cresco Redeemable Shares exchanged.
DESCRIPTION OF UNIT CAPITAL OF CRESCO
Management of Cresco
Following consummation of the Business Combination, Cresco Corp became the sole manager of Cresco LLC and has the exclusive right, power and authority to manage, control, administer, and operate the business and affairs, and to make decisions regarding the undertaking and business of Cresco LLC, subject to the terms of the A&R LLC Agreement and applicable laws.

A&R LLC Agreement
The following is a summary of the material provisions set forth in the A&R LLC Agreement to be entered into between Cresco LLC and each of the holders of Cresco LLC Units (the Class A units, Class B units, Class C units, Class D units, Class E units and Class F units in the capital of Cresco LLC existing prior to the recapitalization of Cresco LLC) (“Cresco Members”).
Duration
Cresco LLC has perpetual existence and will continue as a limited liability company until and unless Cresco LLC is terminated or dissolved in accordance with the A&R LLC Agreement and the Illinois Limited Liability Company Act, as amended (“ILLCA”).
Purpose of Cresco LLC
The principal purpose and business of Cresco LLC shall be to engage in any lawful act or activity for which a limited liability company may be organized under the ILLCA and to conduct such other activities as may be necessary, advisable, convenient, or appropriate to promote or conduct the business of Cresco LLC as set forth herein, including, but not limited to, entering into partnership agreements in the capacity of a general or limited partner, becoming a member of a joint venture or a limited liability company, participating in forms of syndication for investment, owning stock in corporations and the incurring of indebtedness and the granting of liens and security interests on the real and personal property of Cresco LLC.
Management: The Manager
Cresco Corp is the sole manager of Cresco LLC and manages all of Cresco LLC’s operations and activities in accordance with the A&R LLC Agreement. Cresco Corp has the capacity and authority to act as the manager of Cresco LLC.
Subject to the terms of the A&R LLC Agreement and the ILLCA, Cresco Corp has the full and exclusive right, power, and authority to manage, control, administer, and operate the business and affairs and to make decisions regarding the undertaking and business of Cresco LLC. Among other things, Cresco Corp is empowered to negotiate, execute, and perform all agreements, conveyances, or other instruments on behalf of Cresco LLC, and to mortgage, charge, or otherwise create a security interest over any or all of the property of Cresco LLC or its subsidiaries and to sell property subject to such a security interest.
The A&R LLC Agreement provides that, where Cresco Corp is permitted or required to take any action or to make a decision in its “sole discretion,” “discretion,” with “complete discretion” or any other grant of similar authority and latitude under the A&R LLC Agreement in managing Cresco’s operations and activities, Cresco Corp entitled to consider only such interests and factors as it desires, including its own interests, and shall, to the fullest extent permitted by the ILLCA, have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of, or factors affecting, Cresco or the other Cresco Members.
Despite the foregoing, Cresco Corp is only able to take certain types of actions (as set forth in the A&R LLC Agreement) if the same are approved, consented to or directed by a majority of the Cresco Members.
Capital Structure of Cresco LLC, Cresco Corp and Cresco
Upon the closing of the Business Combination, the capital of Cresco LLC initially consisted of three (3) classes of units: the interest of Cresco Corp is to be represented by Common Units14 with the number of issued Common Units immediate
14 Common Unit means those units designated by Cresco LLC after Cresco LLC effected a recapitalization of its outstanding unit capital in connection with the Business Combination, whereby under such recapitalization all previously issued Cresco LLC Units were combined into a single class of non-voting units of Cresco LLC.

ly following the Business Combination to be equal to the respective number of SVS issued and outstanding, provided that such Common Units held by Cresco Corp shall not entitle Cresco Corp to any exchange or redemption rights with respect to such Common Units. The interests of other Cresco Members are represented by Common Units, pursuant to which all such other Cresco Members are entitled to certain exchange rights and redemption rights, as provided in the A&R LLC Agreement. Such Common Units held by such other Cresco Members are referred to herein as “Cresco Redeemable Units.” The A&R LLC Agreement shall also authorize the issuance of LTIP Units to persons who provide services for or on behalf of Cresco LLC, which such LTIP Units shall entitle the holder to certain rights and privileges, including the right to convert such LTIP Units to Common Units, subject to certain restrictions, qualifications and limitations, each as provided in the A&R LLC Agreement.
When the Company issues SVS, it may contribute all or a portion of the net proceeds to Cresco Corp in exchange for additional shares of Cresco Corp stock. Upon receipt of any such net proceeds from the Company, Cresco Corp will generally contribute such net proceeds to Cresco LLC as a capital contribution on account of its Common Units. In the event that a new class of shares in the capital of the Company is created, Cresco Corp may create a corresponding new class of Cresco LLC Units that has corresponding distribution rights to such new class of Company shares and will cause Cresco LLC to issue new units of such class to Cresco Corp. The Company may contribute all or a portion of the net proceeds from the issuance of any such shares to Cresco Corp and Cresco Corp, upon receipt of such proceeds, will generally contribute such net proceeds to Cresco LLC in exchange for units of Cresco LLC.
If the Company proposes to redeem, repurchase, or otherwise acquire any SVS for cash, the A&R LLC Agreement requires that Cresco Corp cause Cresco LLC to redeem a corresponding number of Common Units held by Cresco Corp at an aggregate redemption price equal to the aggregate purchase or redemption price of the SVS being repurchased or redeemed by the Company (plus any expenses related thereto) and upon such other terms as are the same for the redemption by the Company, and the A&R LLC Agreement further requires that Cresco Corp, immediately prior to such redemption, repurchase, or acquisition by the Company, but immediately following the redemption by Cresco, to redeem a corresponding number of shares of Cresco Corp stock held by the Company at an aggregate redemption price equal to the aggregate purchase or redemption price of the SVS being repurchased or redeemed by the Company (plus any expenses related thereto) and upon such other terms as are the same for the redemption by the Company.
In the event that any change is effected in the share capital of the Company, Cresco LLC shall undertake all actions requested by Cresco Corp, including a reclassification, distribution, division, or recapitalization of the Common Units to maintain at all times the same ratios between the number of SVS, the number of Cresco Corp shares and the number of Common Units issued and outstanding immediately prior to any such reclassification, consolidation, split, dividend of securities, or other recapitalization including, without limitation, also effecting a reclassification, consolidation, split, dividend of securities or other recapitalization with respect to, as applicable, the SVS, Cresco Corp shares, and Common Units.
Exchange Mechanism
A holder of Common Units (other than Cresco Corp) has the right to cause Cresco LLC to redeem its Common Units. If a holder of Common Units (other than Cresco Corp) exercises its exchange right, Cresco LLC will repurchase for cancellation each such Common Unit submitted for exchange in consideration for either PVS (at a ratio of 1 PVS for every 200 Common Units exchanged) or a cash amount equal to the cash settlement amount applicable to such Common Unit, as determined by Cresco Corp, provided that Cresco Corp shall have the right to complete such exchange directly with the redeeming holder or may assign to the Company its rights and obligations to effect an exchange directly with the redeeming holder. For greater certainty, Cresco LLC may elect to deliver SVS (currently, on a 1:1 basis) in lieu of the PVS for the Common Units exchanged.
Any holder that causes Cresco LLC to redeem its Common Units pursuant to the terms of the A&R LLC Agreement and otherwise fails to comply with the documentation requirements of U.S. Tax Code Section 1446, including the requirement that such holder provides to Cresco a properly completed IRS Form W-9 or satisfy another exception as permitted within U.S. Tax Code Section 1446, prior to the effective time of any such redemption or exchange, will generally be subject to U.S. withholding tax equal to ten percent (10%) of the fair market value of the PVS or the cash, as applicable, to be delivered to such holder pursuant to such redemption or exchange.
Additional Common Units; No Preemptive Rights
Except as described above, the A&R LLC Agreement authorizes Cresco Corp to cause Cresco LLC to issue additional Common Units and securities convertible or exchangeable into Common Units on any terms and conditions of offering and sale as Cresco Corp in its discretion may determine, including with respect to acquisitions by Cresco LLC of additional assets or equity interests in corporations, partnerships, limited liability companies, and other entities and with respect to executive compensation. Unless otherwise determined by Cresco Corp, no person or entity shall have preemptive, preferential or any other similar right with respect to the issuances of any interest in Cresco LLC.
LTIP Units
Cresco may issue LTIP Units to new or existing Cresco Members in exchange for services performed or to be performed on behalf of Cresco. LTIP Units are intended to qualify as “profits interests” for U.S. federal income tax purposes in Cresco. Two initial series of LTIP Units designated as AO LTIP Units and FV LTIP Units, respectively, will be established. The number of LTIP Units, AO LTIP Units and FV LTIP Units that may be issued by Cresco shall not be limited.
LTIP Units may, in the sole discretion of Cresco Corp, be issued subject to vesting, forfeiture, and additional restrictions on transfer pursuant to the terms of an award, vesting, or other similar agreement. The terms of any such award, vesting, or similar agreement may be modified by Cresco Corp from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant award, vesting, or similar agreement or by the terms of any plan pursuant to which the LTIP Units are issued, if applicable.
Unless otherwise specified in the relevant award, vesting, or similar agreement, upon the occurrence of any event specified in such an agreement resulting in either the forfeiture of any LTIP Units or the repurchase thereof by Cresco at a specified purchase price, then, upon the occurrence of the circumstances resulting in such forfeiture or repurchase by Cresco, the relevant LTIP Units shall immediately and without any further action be treated as canceled and no longer outstanding for any purpose or as transferred to Cresco.
Upon the occurrence of certain events, including (i) Cresco making a distribution on all outstanding Common Units in Units; (ii) Cresco subdividing the outstanding Common Units into a greater number of Units or combining the outstanding Common Units into a smaller number of Units; or (iii) Cresco issuing any Units in exchange for its outstanding Common Units by way of reclassification or recapitalization, then Cresco shall make a corresponding adjustment to the LTIP Units to maintain the same correspondence between the Common Units and LTIP Units as existed prior to the occurrence of any such actions.
A holder of LTIP Units shall have the right, at his or her option, at any time to convert all or a portion of his or her vested LTIP Units as follows:
(i)an AO LTIP Unit that has become a vested LTIP Unit shall be converted into a number (or fraction thereof) of fully paid and non-assessable Common Units, giving effect to all adjustments (if any) made pursuant to terms of the A&R LLC Agreement equal to the applicable conversion factor as provided in the A&R LLC Agreement; and
(ii)a FV LTIP Unit that has become a vested LTIP Unit shall be converted into a number (or fraction thereof) of fully paid and non-assessable Common Units, giving effect to all adjustments (if any) made pursuant to the terms of the A&R LLC Agreement equal to the applicable conversion factor as provided in the A&R LLC Agreement.
If Cresco LLC or Cresco Corp is a party to any transaction (including without limitation a merger, consolidation, unit exchange, self-tender offer for all or substantially all Common Units or other business combination or reorganization, or sale of all or substantially all of Cresco’s assets, but excluding any transaction which constitutes an event requiring an adjustment to the LTIP Units to maintain the same correspondence between the Common Units and the LTIP Units, as described above) as a result of which Common Units shall be exchanged for or converted into the right, or the holders of Common Units shall otherwise be entitled to receive cash, securities, or other property or any combination thereof, then Cresco Corp shall, immediately prior to such transaction, insure the conversion of the maximum number of LTIP Units then eligible for conversion, taking into account any allocations that occur in connection with such transaction or that would occur in connection with such transaction if the assets of Cresco were sold at the applicable price of such transaction or, if applicable, at a value determined by Cresco Corp in good faith using the value attributed to the Common Units in the context of the such transaction (in which case the date of the forced LTIP Unit conversion shall be the effective date of such transaction and the conversion shall occur immediately prior to the effectiveness of such transaction).
LTIP Units are not redeemable at the option of Cresco LLC; provided, however, that the foregoing shall not prohibit Cresco from repurchasing LTIP Units from the holder thereof if and to the extent that such holder agrees to sell such LTIP Units.
Except as otherwise set forth in the relevant award, vesting, or similar agreement or other separate agreement, and subject to the terms and conditions set forth in the A&R LLC Agreement, on or at any time after an applicable LTIP Unit conversion date each LTIP Unitholder has the right to require Cresco to redeem all or a portion of the Common Units into which such LTIP Unit holder’s LTIP Units were converted in exchange for cash, unless the terms of the A&R LLC Agreement, the relevant award, vesting, or similar agreement or other separate agreement entered into between Cresco and the LTIP Unit holder expressly provide that such Common Units are not entitled to such redemption right.
Except as otherwise provided in the A&R LLC Agreement, holders of LTIP Units shall not have the right to vote on any matters submitted to a vote of the Cresco Members.
Subject to the terms of the relevant award, vesting, or similar agreement or other documentation pursuant to which LTIP Units are granted, except in connection with the exercise of a redemption, a holder of LTIP Units may not transfer all or any portion of his or her LTIP Units without the prior written consent of Cresco Corp, which consent may be given or withheld in Cresco Corp’s sole and absolute discretion.
Transfer of Common Units
Except as permitted by the A&R LLC Agreement, no holder of Common Units may transfer any interest in such Common Units. The A&R LLC Agreement permits a transfer of Common Units pursuant to (i) the prior written approval of Cresco Corp; (ii) certain transactions that cause a change of control of Cresco LLC; (iii) the exercise of exchange or redemption rights by any holder of Common Units; or (iv) certain other limited circumstances. Prior to transferring any Common Units (other than pursuant to certain transactions that cause a change of control of Cresco LLC) the transferring holder of Common Units will cause the transferee to execute a joinder to the A&R LLC Agreement and any other agreements required pursuant to the terms of the A&R LLC Agreement. Any transfer or attempted transfer of any Common Units in violation of any provision of the A&R LLC Agreement shall be void and Cresco LLC shall not record such transfer on its books or treat any purported transferee as the owner of such Common Units for any purpose.
In no event shall any transfer of Common Units be effective to the extent that such transfer could, in the reasonable determination of Cresco Corp:
(i) result in a violation of the United States Securities Act of 1933, as amended, or any other applicable federal, state, or foreign laws;
(ii) cause an assignment under the United States Investment Company Act of 1940, as amended;
(iii) be a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any indebtedness under, any promissory note, mortgage, loan agreement, indenture, or similar instrument or agreement to which Cresco LLC or Cresco Corp is a party;

provided that the payee or creditor to whom Cresco LLC or Cresco Corp owes such obligation is not an affiliate of Cresco LLC or Cresco Corp;
(iv) be a transfer to a person who is not legally competent or who has not achieved his or her majority under applicable law (excluding trusts for the benefit of minors);
(v) cause Cresco LLC to lose its status as a partnership for U.S. federal income tax purposes or, without limiting the generality of the foregoing, be affected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof,” as such terms are used in Section 1.7704-1 of United States Treasury Regulations;
(vi) cause Cresco LLC or any Cresco Member or Cresco Corp to be treated as a fiduciary under the United States Employee Retirement Income Security Act of 1974, as amended;
(vii) cause Cresco LLC (as determined by Cresco Corp in its sole discretion) to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the U.S. Tax Code or successor provision of the U.S. Tax Code; or
(viii) result in Cresco LLC having more than one hundred (100) partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)) in any taxable year that is not a “restricted taxable year” (as defined in the A&R LLC Agreement).
Any holder that transfers its Common Units pursuant to the terms of the A&R LLC Agreement and otherwise fails to comply with the documentation requirements of U.S. Tax Code Section 1446, including the requirement that such holder provides to Cresco a properly completed IRS Form W-9 or satisfy another exception as permitted within U.S. Tax Code Section 1446, prior to the effective time of any such transfer, will generally be subject to U.S. withholding tax equal to ten percent (10%) of the fair market value of the consideration to be delivered to such holder pursuant to such redemption or exchange.
Power of Attorney
Each Cresco Member who is an individual, including those persons who become Cresco Members in connection with receiving any Common Units, automatically and irrevocably will appoint Cresco Corp, with full power of substitution, as that Cresco Member’s agent to execute and file documents or instruments required for, among other things, but subject in each case to the other provisions of the A&R LLC Agreement, the A&R LLC Agreement (or a joinder thereto), all instruments that Cresco Corp deems appropriate or necessary to reflect any amendment, change, modification, or restatement of the A&R LLC Agreement, all conveyances and other instruments or documents which Cresco Corp deems appropriate or necessary to reflect the dissolution or liquidation of Cresco LLC pursuant to the terms of the A&R LLC Agreement, all instruments relating to the admission, withdrawal, or substitution of a Cresco Member pursuant to the terms of the A&R LLC Agreement, and any other ballots, consents, approvals, waivers, certificates, and other instruments appropriate or necessary, in the reasonable judgment of Cresco Corp, to evidence, confirm or ratify any vote, consent, approval, agreement or other action made or given by the Cresco Members in accordance with the terms of the A&R LLC Agreement.
Capital Contributions
Following the issuance of the Common Units to the Cresco Members pursuant to the adoption of the A&R LLC Agreement, the Cresco Members will not be required to make further contributions to Cresco LLC.
Neither Cresco LLC nor Cresco Corp is liable for the return of any capital contribution made by a Cresco Member to Cresco LLC.
Limited Liability of the Cresco Members
Subject to the provisions of the ILLCA and of similar legislation in other jurisdictions of the United States and the A&R LLC Agreement: (i) the liability of each Cresco Member for the debts, liabilities, and obligations of Cresco LLC will be limited to the Cresco Member’s capital contribution, plus the Cresco Member’s share of any undistributed income of Cresco LLC; and (ii) following payment of a Cresco Member’s capital contribution, such

Cresco Member may be required to return amounts previously distributed to such Cresco Member in accordance with the ILLCA and the laws of the State of Illinois.
Limitation on Authority of the Cresco Members and Limited Liability
The A&R LLC Agreement states that a Cresco Member (in its capacity as a Cresco Member) does not have the authority or power to do any of the following:
(i)act for or on behalf of Cresco LLC;
(ii)to do any act that would be binding upon Cresco LLC;
(iii)make any expenditure on behalf of Cresco LLC;
(iv)seek or obtain partition by court decree or operation of law of any Cresco LLC property; or
(v)own or use particular or individual assets of Cresco LLC.
The A&R LLC Agreement provides that Cresco LLC will indemnify each Cresco Member for all liabilities incurred by the Cresco Member that arises solely by reason of such Cresco Member being a member of Cresco LLC.
Tax Distributions in Accordance with Cresco Labs LLC Agreement
Subject to the provisions set forth in the A&R LLC Agreement, Cresco Corp may cause distributions to be made by Cresco LLC as follows: (i) “distributable cash” (as defined in the A&R LLC Agreement) or other funds or property legally available to the extent permitted by the ILLCA and applicable law, to the Cresco Members pro rata in accordance to each Cresco Member’s proportionate ownership interest in Cresco LLC in amounts on terms as Cresco Corp will determine; and (ii) not less than five (5) business days prior to the due date of a U.S. federal income tax return for an individual calendar year taxpayer, cash in an amount equal to the excess of each Cresco Member’s “assumed tax liability” (as defined in the A&R LLC Agreement) over distributions previously made to such Cresco Member with respect to each such taxable period.
In no case will Cresco LLC be required to make a distribution if such distribution would violate the ILLCA or any other applicable law.
Amendment of the A&R LLC Agreement
The A&R LLC Agreement may be amended or modified by Cresco Corp as determined to be necessary or advisable, in the sole discretion of Cresco Corp, in connection with the adoption, implementation, modification, or termination of certain equity plans by the Company. Subject to the right of Cresco Corp to amend the A&R LLC Agreement in connection with the adoption, implementation, modification, or termination of certain equity plans by the Company, unless otherwise specified in the A&R LLC Agreement that a specific amendment requires the approval or action of certain persons, the A&R LLC Agreement may only be amended with the consent of Cresco Corp and Cresco Members holding a majority of the outstanding Common Units.
Merger, Sale, or Other Disposition of Assets
Cresco Corp shall have the power and authority to effectuate the sale, lease, transfer, exchange, or other disposition of any, all, or substantially all of the assets of Cresco LLC (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by Cresco LLC) or the merger, consolidation, reorganization, or other combination of Cresco LLC with or into another entity.

Treatment of Cresco LLC as a Partnership for U.S. Federal Income Tax Purposes
The Cresco Members intend that Cresco LLC be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes. Each Cresco Member and Cresco LLC will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment.
Dissolution
Cresco LLC will dissolve, and its affairs will be wound up, upon the occurrence of any of the following:
(i)the decision of Cresco Corp together with the holders of a majority of the then-outstanding Common Units entitled to vote to dissolve Cresco LLC;
(ii)a dissolution of Cresco LLC under the ILLCA; or
(iii)the entry of a decree of judicial dissolution of Cresco LLC under the ILLCA.
Except as otherwise provided in the A&R LLC Agreement, Cresco LLC is intended to have perpetual existence. The withdrawal of a Cresco Member shall not cause a dissolution of Cresco LLC and Cresco LLC shall continue in existence subject to the terms and conditions of the A&R LLC Agreement.
Procedure on Dissolution
Upon dissolution of Cresco LLC, the procedure is as follows:
(i)the liquidators shall cause a proper accounting to be made by a recognized firm of certified public accountants of Cresco LLC’s assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;
(ii)the liquidators shall cause the notice described in the ILLCA to be mailed to each known creditor of and claimant against Cresco LLC in the manner described thereunder;
(iii)the liquidators shall pay, satisfy, or discharge from Cresco LLC funds, or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine): first, all expenses incurred in liquidation; and second, all of the debts, liabilities, and obligations of Cresco LLC; and
(iv)all remaining assets of Cresco LLC shall be distributed to the Cresco Members in accordance with the terms of the A&R LLC Agreement by the end of the taxable year during which the liquidation of Cresco LLC occurs (or, if later, by ninety (90) days after the date of the liquidation), which shall constitute a complete return to the Cresco Members of their capital contributions to Cresco LLC, a complete distribution to the Cresco Members of their interest in Cresco LLC and all of Cresco LLC’s property. To the extent that a Cresco Member returns funds to Cresco LLC, it has no claim against any other Cresco Member for those funds.
Withdrawal and Removal of the Manager
Cresco Corp may resign as the sole manager of Cresco LLC at any time by giving written notice to the Cresco Members. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Cresco Members and the acceptance of the resignation shall not be necessary to make it effective. The Cresco Members have no right under the A&R LLC Agreement to remove or replace Cresco Corp as the sole manager of Cresco LLC. Vacancies in the position of manager occurring for any reason will be filled by Cresco Corp (or, if Cresco Corp has ceased to exist without any successor or assign, then by the holders of a majority in interest of the voting capital stock of Cresco Corp immediately prior to such cessation).

Indemnification
Under the A&R LLC Agreement, in most circumstances, Cresco LLC will indemnify and hold harmless any person to the fullest extent permitted under the ILLCA, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits Cresco LLC to provide broader indemnification rights than Cresco LLC is providing immediately prior to such amendment, substitution, or replacement), against all expenses, liabilities, and losses (including attorneys’ fees, judgments, fines, excise taxes, or penalties) reasonably incurred or suffered by such person (or one or more of such person’s affiliates) by reason of the fact that such person is or was a Cresco Member or is or was serving at the request of Cresco LLC as the manager, an officer, an employee, or another agent of Cresco LLC or is or was serving at the request of Cresco LLC as a manager, member, employee, or agent of another limited-liability company, corporation, partnership, joint venture, trust, or other enterprise; provided, however, that no such person shall be indemnified for actions against Cresco LLC, the Manager or Managers or any other Cresco Members, or which are not made in good faith and not or in a manner which he or she reasonably believed to be in or not opposed to the best interests of Cresco LLC, or, with respect to any criminal action or proceeding other than by or in the right of Cresco LLC, had reasonable cause to believe the conduct was unlawful, or for any present or future breaches of any representations, warranties, or covenants by such person or its affiliates as provided in the A&R LLC Agreement or other agreements to which Cresco LLC is a party.
Expenses, including attorneys’ fees, incurred by any such person in defending a proceeding shall be paid by Cresco LLC as they are incurred and in advance of the final disposition of such action, suit, or proceeding, upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by Cresco LLC.
Cresco LLC will maintain directors’ and officers’ liability insurance, or make other financial arrangements at its expense, to protect any person indemnified pursuant to the A&R LLC Agreement against certain expenses, liabilities, or losses described in the A&R LLC Agreement whether or not Cresco LLC would otherwise have the power to indemnify such person against such expenses, liabilities, or losses under the provisions of the A&R LLC Agreement. Cresco LLC shall use its commercially reasonable efforts to purchase directors’ and officers’ liability insurance (including employment practices coverage) with a carrier and in an amount determined necessary or desirable as determined in good faith by Cresco Corp.
Books and Records
Cresco LLC shall keep, or cause to be kept, appropriate books and records with respect to Cresco LLC’s business, including all books and records necessary to provide any information, lists, and copies of documents required to be provided to each person who was a Cresco Member during each fiscal year of Cresco LLC as is reasonably necessary for the preparation of such person’s U.S. federal and applicable state income tax returns.
Tax Matters
All decisions to make or refrain from making any tax elections are determined by Cresco Corp. Cresco Corp is authorized to represent Cresco LLC, at Cresco LLC’s expense, in connection with all examinations of Cresco LLC’s affairs by tax authorities, including resulting administrative and judicial proceedings. Each Cresco Member agrees to cooperate with Cresco Corp and to do or refrain from doing any or all things with regard to all things reasonably required by Cresco Corp to conduct such proceedings. Cresco Corp shall keep all Cresco Members fully advised on a current basis of any contacts by, or discussions with, the tax authorities, and the Cresco Members shall have the right to observe and participate through representatives of their own choosing (at their sole expense) in any tax proceedings.
TAX RECEIVABLE AGREEMENT
In connection with the Business Combination, Cresco Corp entered into a tax receivable agreement with Cresco LLC, the Cresco Members, and the holders of the LTIP Units (“Cresco LTIP Unitholders”). Cresco Corp expects to obtain an increase in its share of the tax basis of the assets of Cresco LLC when a Cresco Member receives cash or SVS in connection with a redemption or exchange of such Cresco Member’s Common Units for SVS or cash.
The Tax Receivable Agreement provides for the payment by Cresco Corp to Cresco Members and Cresco LTIP Unitholders of 85% of the amount of tax benefits, if any, that Cresco Corp actually realizes, or in some circumstances is deemed to realize, as a result of the redemption and exchange transactions described above. This includes increases in the tax basis of the assets of Cresco LLC arising from such transactions, tax basis increases attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement. Cresco Corp expects to benefit from the remaining 15% of tax benefits, if any, that Cresco Corp may actually realize.
Cresco LLC generally treats such acquisition of Common Units as a direct purchase by Cresco Corp of Common Units from a Cresco Member for U.S. federal income and other applicable tax purposes, regardless of whether such Common Units are surrendered by a Cresco Member to Cresco Corp or the Company upon the exercise by Cresco Corp of its election to acquire such Common Units directly or the exercise by Cresco Corp to assign its rights to acquire such Common Units directly to the Company. Basis Adjustments may have the effect of reducing the amounts that Cresco Corp may otherwise owe in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The actual Basis Adjustments, as well as any amounts paid to the Cresco Members under the Tax Receivable Agreement, will vary depending on a number of factors, including:
(i)the timing of any subsequent redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Cresco LLC at the time of each redemption or exchange;
(ii)the price of SVS at the time of redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of SVS at the time of each redemption or exchange;
(iii)the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and
(iv)the amount and timing of Cresco Corp’s income—the Tax Receivable Agreement generally will require Cresco Corp to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If Cresco Corp does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.
Cresco LLC has, in effect, an election under Section 754 of the U.S. Tax Code effective for each taxable year in which a redemption or exchange of Common Units for SVS or cash occurs. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either Cresco LLC or the Company by any Cresco Member. The rights of each Member under the Tax Receivable Agreement are assignable to transferees of its Common Units (other than Cresco Corp as transferee pursuant to subsequent redemptions or exchanges of the transferred Common Units), subject to the satisfaction of certain requirements.
For purposes of the Tax Receivable Agreement, cash savings in income and franchise taxes will be computed by comparing Cresco Corp’s actual income and franchise tax liability to the amount of such taxes that Cresco Corp would have been required to pay had there been no Basis Adjustments and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement will generally apply to each taxable year in which the Tax Receivable Agreement remains effective, beginning with the first taxable year ending after the completion of the Business Combination. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by Cresco Corp pursuant to an early termination procedure that requires Cresco Corp to pay the Cresco Members and Cresco LTIP Unitholders an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the Tax Receivable Agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).
The payment obligations under the Tax Receivable Agreement are obligations of Cresco Corp and not of Cresco LLC. The actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary. Any payments made by Cresco Corp to Cresco Members and Cresco LTIP Unitholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to Cresco Corp (or to the Company or Cresco LLC) and, to the extent that Cresco Corp is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by Cresco Corp.
Decisions made by Cresco Corp in the course of running its business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a Cresco Member or Cresco LTIP Unitholder under the Tax Receivable Agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.
The Tax Receivable Agreement provides that if (i) Cresco Corp materially breaches any of its material obligations under the Tax Receivable Agreement; (ii) certain mergers, asset sales, other forms of business combinations, or other changes of control were to occur; or (iii) Cresco Corp elects an early termination of the Tax Receivable Agreement, then Cresco Corp’s (or its successor’s) obligations under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that Cresco Corp would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.
As a result, (i) Cresco Corp could be required to make cash payments to the Cresco Members and Cresco LTIP Unitholders that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if Cresco Corp elects to terminate the Tax Receivable Agreement early, Cresco Corp would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, Cresco Corp’s obligations under the Tax Receivable Agreement could have a material adverse effect on its or the Company’s liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that Cresco Corp will be able to finance its obligations under the Tax Receivable Agreement.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that Cresco Corp determines. If any such position is subject to a challenge by a taxing authority, the outcome of which would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then Cresco Corp will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Cresco Member that directly or indirectly owns at least 10% of the outstanding Common Units and LTIP Units. Cresco Corp will not be reimbursed for any cash payments previously made to any Cresco Member pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by Cresco Corp are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by Cresco Corp to a Cresco Member or Cresco LTIP Unitholder will be netted against any future cash payments that Cresco Corp might otherwise be required to make under the terms of the Tax Receivable Agreement. However, Cresco Corp might not determine that it has effectively made an excess cash payment to the Cresco Members or Cresco LTIP Unitholders for a number of years following the initial time of such payment and, if Cresco Corp’s tax reporting positions are challenged by a taxing authority, it will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, it is possible that Cresco Corp could make cash payments under the Tax Receivable Agreement that are substantially greater than its actual cash tax savings.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of Cresco Corp’s U.S. federal income tax return (filed as a subsidiary of Cresco Labs Inc. pursuant to Section 1501 of the U.S. Tax Code) for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of the Secured Overnight Financing Rate (“SOFR”) plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at SOFR plus 500 basis points until such payments are made, including any late payments that Cresco Corp may subsequently make because Cresco Corp did not have enough available cash to satisfy its payment obligations at the time at which they originally arose.
SUPPORT AGREEMENT
Pursuant to the support agreement entered into by and among the Company, Cresco Corp and Cresco LLC (the “Support Agreement”), the Company will agree that, so long as any Common Units not owned by Cresco Corp or its affiliates are outstanding or Common Units are issuable pursuant to the exercise, conversion or exchange of any outstanding securities of Cresco LLC, the Company shall:
(i)take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Cresco LLC, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption of Common Units by a holder thereof in respect of each issued and outstanding Common Unit upon a redemption of such Common Units by Cresco LLC and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Cresco LLC to cause to be delivered PVS, SVS, and/or amounts in cash, as applicable, to the holders of Common Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any);
(ii)take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Cresco Corp, if it elects to effect an exchange of Common Units directly with the holder thereof, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the redemption or exchange of Common Units by a holder thereof and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Cresco Corp to cause to be delivered PVS, SVS, and/or amounts in cash, as applicable, to the holders of Common Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any);
(iii)if Cresco Corp so elects, take all such actions and do all things as are reasonably necessary or desirable to effect the exchange of Common Units directly with the holder thereof, in accordance with applicable law, take all such actions and do all such things as are necessary or desirable to cause to be delivered directly PVS, SVS, and/or amounts in cash, as applicable, to the holders of Common Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any); and
(iv)ensure that Cresco Corp does not exercise its vote as the manager of Cresco LLC to initiate the voluntary liquidation, dissolution, or winding up of Cresco LLC nor take any action or omit to take any action that is designed to result in the liquidation, dissolution, or winding-up of Cresco LLC.
The Company will further agree that, so long as any Cresco Redeemable Shares (if and when issued) not owned by the Company or its affiliates which are redeemable or exchangeable for PVS (or SVS, at the election of Cresco Corp and/or Cresco) are outstanding or any Cresco Redeemable Shares are issuable pursuant to the exercise, conversion, or exchange of any outstanding securities of Cresco Corp, the Company shall:
(i)take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Cresco Corp, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption of Cresco Redeemable Shares by a holder thereof in respect of each issued and outstanding Cresco Corp Redeemable Share upon the redemption of such Cresco Redeemable

Shares by Cresco Corp and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Cresco Corp to cause to be delivered PVS, SVS, and/or amounts in cash, as applicable, to the holders of Cresco Redeemable Shares in accordance with the articles of incorporation and bylaws of Cresco Corp, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Cresco Redeemable Shares (if any);
(ii)upon the election of Cresco Corp for the Company to effect an exchange directly with a holder of Cresco Redeemable Shares, take all such actions and do all things as are reasonably necessary or desirable to effect the exchange of Cresco Redeemable Shares directly with the holder thereof, in accordance with applicable law, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to cause to be delivered directly PVS, SVS, and/or amounts in cash, as applicable, to the holders of Cresco Redeemable Shares in accordance with the provisions of the articles of incorporation of Cresco Corp, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions (if any) with respect to such Cresco Redeemable Shares; and
(iii)ensure that Cresco Corp is not voluntarily liquidated, dissolved, or wound up nor take any action or omit to take any action that is designed to result in the liquidation, dissolution, or winding-up of Cresco Corp.
The Support Agreement provides that in the event that a tender offer, share exchange offer, issuer bid, take-over bid, or similar transaction with respect to PVS and/or SVS is proposed by the Company or is proposed to the Company or its shareholders and is recommended to the Company Board, or is otherwise effected or to be effected with the consent or approval of the Company Board, and the Common Units are not redeemed by Cresco LLC or purchased by Cresco Corp or the Company pursuant to the terms of the A&R LLC Agreement or the Cresco Redeemable Shares (if and when issued) are not redeemed by Cresco Corp or purchased by Cresco Corp or the Company pursuant to the terms of the articles of incorporation of Cresco Corp, the Company will use its reasonable efforts in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Common Units (other than Cresco Corp and its affiliates) and Cresco Redeemable Shares (other than the Company and its affiliates) to participate in such offer to the same extent and on an economically equivalent basis as the holders of PVS and/or SVS, without discrimination. Without limiting the generality of the foregoing, the Company will use its reasonable efforts in good faith to ensure that holders of Common Units and Cresco Redeemable Shares (if and when issued) may participate in each such offer without being required to redeem Common Units as against Cresco LLC and Cresco Redeemable Shares against Cresco Corp (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such offer and only to the extent necessary to tender or deposit to the offer). Nothing in the Support Agreement will limit the ability of the Company (or any of its subsidiaries including, without limitation, Cresco Corp or Cresco LLC) to make ordinary market purchases of SVS in accordance with applicable laws and regulatory and stock exchange requirements.
The Support Agreement provides that while any Common Units (or other rights pursuant to which Common Units may be acquired upon the exercise thereof) other than Common Units held by Cresco Corp or its affiliates are outstanding, and at all times while any Cresco Redeemable Shares (or other rights pursuant to which Cresco Redeemable Shares may be acquired upon the exercise thereof) other than Cresco Redeemable Shares held by the Company or its affiliates are outstanding, the Company will make available such number of PVS and/or SVS (or other shares or securities into which PVS and/or SVS may be reclassified or changed) without duplication equal to the sum of (i) the number of Common Units issued and outstanding from time to time; (ii) the number of Common Units issuable upon the exercise of all rights to acquire Common Units outstanding from time to time; (iii) the number of Cresco Redeemable Shares issued and outstanding from time to time; and (iv) the number of Cresco Redeemable Shares issuable upon the exercise of all rights to acquire Cresco Redeemable Shares outstanding from time to time in addition to any additional PVS and/or SVS as may be required to enable and permit the Company to meet its obligations under the A&R LLC Agreement, the Tax Receivable Agreement, and under any other security or commitment pursuant to which the Company may be required to deliver PVS and/or SVS to any person, to enable and permit Cresco Corp to meet its obligations under each of the A&R LLC Agreement and the Tax Receivable Agreement with respect to the delivery of PVS and/or SVS and payment of the tax benefits contemplated under the Tax Receivable Agreement and to enable and permit Cresco LLC to meet its obligations under the Support Agreement and under the A&R LLC Agreement.

With the exception of changes for the purpose of (i) adding to the covenants of any or all of the parties; (ii) making such amendments or modifications not inconsistent with the Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder; or (iii) curing or correcting any ambiguities or defect or inconsistent provision or clerical omission or mistake or manifest errors (provided, in the case of (i), (ii) or (iii) that the board of directors of each of the Company and Cresco Corp and the manager of Cresco LLC are of the good faith opinion that such amendments are not prejudicial to the rights or interests of the holders of Common Units or Cresco Redeemable Shares), the Support Agreement may not be amended except by agreement in writing executed by Cresco LLC, Cresco Corp, and the Company and approved by the holders of a majority of the Common Units in accordance with the terms of the A&R LLC Agreement and a majority of the Cresco Redeemable Shares in accordance with the terms of the articles of incorporation and the bylaws of Cresco Corp.
MARKET FOR SECURITIES
Subordinate Voting Shares - Trading Price and Volume
The issued and outstanding SVS are listed and posted for trading on the CSE under the symbol “CL.” The following table sets forth the reported intraday high and low prices and monthly trading volumes of the SVS from January 1, 2024, up to December 31, 2024.15

Period	High Trading Price (in C$)	Low Trading Price (in C$)	Volume
January 2024	$3.08	$1.77	5,956,222
February 2024	$3.56	$2.24	9,116,524
March 2024	$3.07	$2.03	6,154,939
April 2024	$3.58	$2.60	6,742,312
May 2024	$3.48	$2.44	4,746,397
June 2024	$2.60	$2.12	2,291,727
July 2024	$2.48	$2.07	2,529,207
August 2024	$2.79	$1.92	4,312,333
September 2024	$2.40	$2.11	2,565,313
October 2024	$2.40	$2.03	3,026,616
November 2024	$2.23	$1.41	6,072,068
December 2024	$1.71	$1.14	4,763,441
15 https://finance.yahoo.com/quote/CL.CN/history/

CONSOLIDATED CAPITALIZATION
The following table summarizes the long-term notes payable and loans payable and share capital of Cresco and the Company as of December 31, 2024.

THE COMPANY
($ in thousands)
Total Long-term notes payable and loans payable	$460,750
Security	Total
Subordinate Voting Shares(1)	331,490,358
Proportionate Voting Shares(2)	17,106,732
Cresco Redeemable Units(3)	92,057,226
Special Subordinate Voting Shares	1,589
Shares Outstanding (on an as-converted to Subordinate Voting Share basis)	440,655,905
Options(4)	24,153,380
Restricted share units	8,927,332
Super Voting Shares(5)	500,000
Fully-Diluted Outstanding(6)	474,236,617
(1)SVS includes 759,608 net shares pending issuance or cancellation
(2)As discussed above under the heading “Description of the Securities,” in order to maintain foreign private issuer status, certain US resident members of Cresco will receive PVS rather than SVS on a 1:200 basis. PVS carry voting and economic rights proportionate to SVS. Each PVS is convertible into 200 SVS. This table presents the PVS on an as-converted basis.
(3)Cresco Redeemable Units are convertible to PVS on a 200:1 basis and such PVS are convertible into SVS on a 1:200 basis.
(4)24,153,380 options outstanding at a weighted average exercise price of $2.91 per SVS. 30,908,918 SVS reserved for future grants.
(5)Each carrying 2,000 votes. In the aggregate, the MVS represent approximately 74% voting control and are not convertible into SVS or other equity securities of the Company.
(6)Fully-Diluted Outstanding shares assumes conversion of all outstanding instruments which could have a dilutive effect (currently or in the future).

DIRECTORS AND EXECUTIVE OFFICERS
The following table sets out, for each of the Company’s directors and executive officers, the person’s name, age, state and country of residence, position with the Company, principal occupation(s) during the last five (5) years, and if an existing officer of Cresco prior to the Business Combination, the date on which the person became such an officer. The Company’s directors are elected annually and, unless re-elected, will retire from office at the end of the next annual general meeting of shareholders.
Directors and Officers

Name and State and Country of Residence	Age	Position(s) with the Company	Cresco Officer / Director Since	Principal Occupation(s)(1)	Securities of Company Directly or Indirectly Held(2)
					Security Class	Number of Securities	Percentage Owned
Charles Bachtell(5) Chicago, IL, United States	46	Chief Executive Officer and Director	03/2015	Chief Executive Officer	MVS	132,932	26.59%
					Redeemable Units	12,347,597	13.58%
					PVS	1,062,500	6.27%
					SVS	829,886	0.25%
Sharon Schuler Southborough, MA, United States	54	Chief Financial Officer	09/2024	Chief Financial Officer	N/A	N/A	N/A
John Schetz, Chicago, IL, United States	48	General Counsel	06/2018	General Counsel	SVS	123,579	0.04%
Gregory Butler Chicago, IL, United States	45	President	02/2020	President	SVS	156,411	0.05%
Angie Demchenko Chicago, IL, United States	44	Chief People Officer	07/2019	Chief People Officer	SVS	120,749	0.04%
Jason Erkes Chicago, IL, United States	55	Chief Communications Officer	09/2018	Chief Communications Officer	SVS	308,499	0.09%
Zach Marburger Chicago, IL, United States	39	Chief Information Officer	01/2019	Chief Information Officer, Cresco	SVS	172,475	0.05%
Robert M. Sampson(3)(6) Chicago, IL, United States	49	Director	05/2015	EVP - CrossCountry Mortgage	MVS	133,308	26.66%
					Redeemable Units	10,101,049	11.11%
					PVS	800	0.00%
					SVS	285,531	0.09%
Gerald Corcoran(3)(5) Winnetka, IL, United States	69	Director	03/2017	CEO & Chairman of the Board of R.J. O’Brien & Associates, LLC	SVS	1,208,987	0.36%

Name and State and Country of Residence	Age	Position(s) with the Company	Cresco Officer / Director Since	Principal Occupation(s)(1)	Securities of Company Directly or Indirectly Held(2)
					Security Class	Number of Securities	Percentage Owned
Thomas J. Manning(5) Evanston, IL, United States	69	Director and Chairman	10/2016	Chairman, Cresco Board	MVS	133,760	26.75%
					PVS	100,000	0.59%
Randy D. Podolsky(3)(4)(5) Lincolnshire, IL, United States	70	Director	12/2016	Real Estate – Podolsky & Associates, Ltd	Redeemable Units	260,604	0.29%
					SVS	213,797	0.06%
Michele Roberts(4) New York, NY, United States	68	Director	06/2020	Director	SVS	20,000	0.01%
Marc Lustig(6) Vancouver, BC Canada	51	Director	01/2020	Director	SVS	102,232	0.03%
					SSVS	1,589	100.00%
(1)For prior occupations of each director and officer for the last 5 years, if applicable, please see biographies below.
(2)Includes as-converted holdings of PVS, SVS, MVS, SSVS, and Cresco Redeemable Units as of the date of this AIF. Excludes all options outstanding and unvested restricted stock units.
(3)Denotes members of the audit committee for the Company. The Company’s audit committee meets the composition requirement for “venture issuers” as set out in NI 52-110.
(4)Denotes member of the nominating and governance committee of the Company.
(5)Denotes member of the executive committee of the Company.
(6)Denotes member of the compensation committee of the Company.

As of the date of this AIF, the directors and executive officers of the Company (as listed in this AIF), as a group, beneficially owned, or controlled or directed, directly or indirectly, on a non-diluted basis, a total of (i) 3.5 million SVS, representing approximately 1.1% of the total number of outstanding SVS, (ii) 1.2 million PVS (as-converted), representing approximately 6.9% of the total number of outstanding PVS, (iii) 1,589 SSVS (as-converted), representing all of the outstanding SSVS, (iv) 0.4 million MVS, representing 80.0% of the total number of outstanding MVS, and (v) 22.7 million Cresco Redeemable Units, representing approximately 25.0% of the total number of outstanding Cresco Redeemable Units.
Biographies
The following are brief profiles of the Company’s executive officers and directors.
Charles Bachtell, Chief Executive Officer and Director
Charles Bachtell serves as a director and the Company’s Chief Executive Officer. Prior to joining the Company, Mr. Bachtell served for a decade as the Executive Vice President and General Counsel of Guaranteed Rate. Mr. Bachtell’s experience as an attorney brings with him legal expertise in both corporate governance and regulatory compliance. He is a founding member of the Illinois Cannabis Bar Association and cannabis industry trade associations in IL, PA, and OH. He also serves as Chairperson of the US Cannabis Roundtable, an industry organization formed by the combination of the National Cannabis Roundtable and US Cannabis Council, for both of which Mr. Bachtell had also served as Chairperson. Mr. Bachtell is an adjunct Professor at Northwestern University Pritzker School of Law, where he teaches a course on the legal and regulatory issues in the emerging cannabis industry.

Sharon Schuler, Chief Financial Officer
Sharon Schuler joined the Cresco team as CFO in late 2024 and brings more than twenty (20) years of experience in finance, strategy, and operations across both private equity and publicly traded midsize and global multibillion-dollar organizations in retail and wholesale. Prior to joining Cresco Labs, Ms. Schuler was responsible for planning and analysis of BJ’s Wholesale Club’s short and long-term financial outlook. Prior to that, she spent over twenty (20) years in senior financial management roles for large public and private national retailers, including The TJX Companies, Clarks America, and Caleres. Ms. Schuler holds an MBA in Integrated Management and a bachelor’s in economics from Michigan State University.
John Schetz, General Counsel
John Schetz serves as the Company’s General Counsel. Prior to joining the Company, Mr. Schetz served as Executive Vice President, General Counsel, and Secretary of Stericycle, Inc., where he was responsible for global legal affairs. Prior to his tenure at Stericycle, Mr. Schetz was a partner in the Corporate Department of McDermott Will & Emery LLP in Chicago. Mr. Schetz’s experience as a partner in a large law firm and as Chief Legal Officer of a multinational public company brings to the Company a broad and deep understanding of legal and business matters across multiple industries.
Gregory Butler, President
Greg Butler serves as the Company’s President. Prior to joining the Company, Mr. Butler served as Operational Partner at MINIMAL, a global award-winning design firm, overseeing MNML Ventures, the creative capital accelerator of MINIMAL. Prior to his service at MINIMAL, Mr. Butler worked at MillerCoors where he led the Miller Family of brands, a $2 billion portfolio, overseeing more than $225 million in annual spend. Mr. Butler brings to the Company a strong background in driving brand growth for top-tier CPG companies and business growth and capital management strategic advising for leading private equity portfolio companies.
Angie Demchenko, Chief People Officer
Angie Demchenko is responsible for overseeing all aspects of human resources, its practices, and operations to meet the needs of the constantly evolving business. Previously, she served as Vice President, Head of Human Resources for Starwood Retail Partners, the retail real estate arm of Starwood Capital Group and leading operator of shopping malls and lifestyle centers. In addition, she was the Vice President, Human Resources for General Growth Properties, one of the largest shopping mall owners in the U.S. prior to its acquisition by Brookfield Property Partners, and Senior Vice President, Human Resources for Jones Lang LaSalle, a Fortune 500 commercial real estate services firm.
Jason Erkes, Chief Communications Officer
Jason Erkes serves as the company’s Chief Communications Officer and has been involved with the company since its inception. As the person charged with overseeing the company’s internal and external communications strategy, he has helped position Cresco Labs’ leadership in cannabis through education, transparency, and relationships cultivated with influential journalists. His innovative efforts have helped build a company culture dedicated to connection, authenticity, and community. He has been a journalist, political advisor, entrepreneur, turnaround expert, community leader, and philanthropist throughout his career. In 2020, he was named one of the Top 10 Most Influential Communications Professionals to Watch in Cannabis by Green Market Report.
Zach Marburger, Chief Information Officer
Zach Marburger is the Company’s Chief Information Officer. He is responsible for overseeing the technological and data infrastructure throughout the organization and designing, scaling, and implementing technological systems and data platforms to optimize the customer experience. As an entrepreneur, he was previously involved in Colorado’s cannabis technology industry. He was the founder and Chief Executive Officer of Whaxy, a startup offering software tools like menu management and online ordering for cannabis retail dispensaries and businesses. It was acquired by cannabis technology platform MassRoots in 2016. In addition, he was also the co-founder and Chief Executive Officer of Topple Track, a startup providing a scalable, self-serve, content monitoring platform for musicians and record labels, which was acquired by Symphonic Distribution in 2015.
Robert M. Sampson, Director
Robert Sampson serves as a director of the Company. Mr. Sampson has more than twenty (20) years of operating experience in large business, including twelve (12) years in the heavily regulated mortgage industry, having served as Chief Operating Officer at Guaranteed Rate, a retail mortgage bank. As the former Chief Operating Officer of Cresco, Mr. Sampson oversaw the construction of two (2) 40,000 square foot cement precast structures and one (1) 30,000 square foot hybrid greenhouse structure and was responsible for all facility operations and systems including the design and implementation of fertigation and irrigation systems, inventory control systems, compliance process procedures, audits, security, and IT. Mr. Sampson is currently Executive Vice President of CrossCountry Mortgage, a mortgage firm based in Cleveland.
Gerald Corcoran, Director
Gerry Corcoran serves as a director of the Company. Mr. Corcoran has served as Chief Executive Officer of R.J. O’Brien & Associates, LLC since 2000 and Chairman of the Board since 2007. In July 2014, Mr. Corcoran was elected Chairman of the FIA (formerly Futures Industry Association) and he served in that position until March 2016. Following that time, he was elected Treasurer of the FIA Board of Directors, serving in that role until March 2017. Corcoran serves on the FIA’s Executive Committee. He has been a member of FIA’s Board of Directors since March 2008 and served as Vice Chairman from March 2013 until July 2014. He also serves on the Board of Directors of the National Futures Association, the self-regulatory organization for the futures industry.
Thomas J. Manning, Chairman and Director
Thomas J. Manning serves as the Chairman of the Board of Directors of the Company. Mr. Manning is the former Chairman and Chief Executive Officer of Dun & Bradstreet, a leading provider of corporate information and analytics. Mr. Manning serves as a director of CommScope and until December 2023, ChinData. He is also a former Senior Fellow at Harvard University’s Advanced Leadership Initiative, an executive-in-residence at the Booth School of Business at the University of Chicago and an adjunct faculty member at the University of Chicago Law School, where he taught corporate governance, private equity, innovation, and US-China relations. He was based in Hong Kong for nearly twenty (20) years and served as CEO of Cerberus Capital Asia, Capgemini Asia and Ernst & Young Consulting Asia and as a senior partner at Bain & Company. During the past decade, he served on the boards of various publicly listed Chinese companies, including Bank of Communications, Gome Electrical Appliances, AsiaInfo-Linkage, iSoftStone and Clear Media. Earlier in his career, he was extensively involved in the medical field as the founder and CEO of a biomedical device company and a founder of McKinsey’s health care consulting practice.
Randy D. Podolsky, Director
Randy D. Podolsky serves as a director of the Company. He has served the entrepreneurial, corporate, institutional, and not-for-profit commercial real estate clients for over forty-five (45) years and served as Managing Principal of his firm from 1986 to 2015. Now operating under the name of Riverwoods Development Partners, Mr. Podolsky provided personalized transaction, contract negotiation, and advisory services to financial institutions, users, owners, and not-for-profits for all facets of commercial real estate. Mr. Podolsky’s current project is developing Navy Pier Marina, a dedicated transient and commercial recreational boat marina at Chicago’s Navy Pier. Mr. Podolsky recently served as a board member and chair of the real estate committee of the Waukegan Port District, which owns and operates Waukegan Harbor & Marina, the Port of Waukegan and Waukegan National Airport. Mr. Podolsky is an active volunteer member of the U.S. Coast Guard Auxiliary since 1991 and served as the elected District Commodore of the Ninth Western Region in 2009 and 2010.

Michele Roberts, Director
Ms. Roberts serves as a director of the Company. From 2014 to 2022, Ms. Roberts has served as the Executive Director of the National Basketball Players Association (the “NBPA”), working on behalf of NBA players to ensure their rights are protected and are fairly compensated for the value they bring to the sport and their impact on society. Prior to joining the NBPA, she was a trial lawyer with Skadden, Arps, Slate, Meagher & Flom. Her practice focused on complex civil and white-collar criminal litigation before state and federal courts and in administrative proceedings. Ms. Roberts is a Fellow of the American College of Trial Lawyers. She worked for eight (8) years in the office of the Public Defender Service for the District of Columbia, where she was named Chief of the Trial Division and served as counsel in more than forty (40) jury trials. Ms. Roberts is a frequent lecturer and presenter to both the bench and bar on a variety of topics related to litigation and trial practice. She taught trial advocacy as an adjunct member of the faculty at Harvard Law School and was an instructor with the National Institute of Trial Advocacy.
Marc Lustig, Director
Marc Lustig serves as a director of the Company. Mr. Lustig was the founder and Chief Executive Officer of Cannabis Royalties & Holdings Corp. (“Origin House”), a leading distributor of cannabis products including its owned brands in California and other markets. Following the acquisition of Origin House by Cresco in January 2020, Mr. Lustig oversaw capital markets activities for Cresco, including executing on the Company’s capital strategy, until he left such role in mid-2021. He continues to assist from time to time in managing relationships with Cresco’s various capital markets stakeholders.
Cease Trade and Bankruptcy
None of the Company’s directors or executive officers has, within the ten (10) years prior to the date of this AIF, been a director, chief executive officer, or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the Company access to any exemption under securities legislation, in each case for a period of more than thirty (30) consecutive days.
None of the Company’s directors or executive officers has, within the ten (10) years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets.
No director or executive officer of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
To the best of the Company’s knowledge, there are no known existing or potential material conflicts of interest among the Company, or a subsidiary of the Company, and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that certain of the Company’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

PROMOTERS
No person or company has been within the two (2) years immediately preceding the date of this AIF, a promoter of the Company.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
To the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is or was the subject matter of and no such proceedings or actions are known by the Company to be contemplated.
There have been no material penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, during the most recently completed financial year.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed below and elsewhere in this AIF no director, executive officer, unitholder, or shareholder that beneficially owns, controls, or directs, directly or indirectly, more than 10% of the voting securities of the Company, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction within the three (3) years before the date of this AIF which has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.
AUDITOR, TRANSFER AGENT, AND REGISTRAR
The auditor of the Company is Marcum LLP and the transfer agent and registrar for the SVS, PVS, SSVS, and MVS is Odyssey Trust Company at its principal offices in Calgary, Alberta.
MATERIAL CONTRACTS
The Company is a party to the following material contracts:
•Support Agreement entered into by and among the Company, Cresco Corp, and Cresco LLC (see the “Description of Capital Structure – Support Agreement” section for greater detail.);
•Tax Receivable Agreement entered into by and among Cresco Corp, Cresco LLC, the Cresco Members, and the Cresco LTIP Unitholders (see the “Description of Capital Structure – Tax Receivable Agreement” section for greater detail.);
•A&R LLC Agreement (see the “Description of Capital Structure – Description of Unit Capital of Cresco – A&R LLC Agreement” section for greater detail.);
•Senior Secured Term Loan Agreement entered into by and among the Company, a third-party administrative agent, and a syndicate of lenders (see the “General Development of the Business – Debt Financing Activities” section for greater detail.); and
•Mortgage Loans agreement entered into by and among the JDRC Ellenville, LLC, a subsidiary of the Company and a third-party lender (see the “General Development of the Business – Debt Financing Activities” section for greater detail.).
INTERESTS OF EXPERTS
No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of a filing made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) or as having prepared or certified a report or valuation described or included in a filing made by the Company under NI 51-102 holds any beneficial interest, direct or indirect, in any securities or property of Cresco or of an associate or affiliate of Cresco and no such person is expected to be elected, appointed, or employed as a director, senior officer, or employee of Cresco or of an associate or affiliate of Cresco and no such person is a promoter of Cresco or an associate or affiliate of Cresco. Marcum LLP is independent of the Company under the standards of the Public Company Accounting Oversight Board and the rules and regulations of the United States Securities and Exchange Commission.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s management information circular dated June 03, 2024, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Additional financial information is provided in the Financial Statements and MD&A, which are also available on SEDAR+ and EDGAR. Additional information relating to the Company can also be found under the Company’s profile on SEDAR+ and EDGAR.